UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
Amendment Number 2

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Securities and Exchange Commission File No: 000-50156

BLUE HAWK VENTURES, INC.
(Exact name of Registrant as specified in its charter)

Nevada, U.S.A.
(Jurisdiction of incorporation or organization)

71 -0900799
(I.R.S. Employer Identification Number)

12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4
(Address of principal executive offices)

(604) 644-5139
Issuer’s telephone number:

(604) 275-6301
Issuer’s facsimile number:

Brian McDonald, Esq.
5781 Cranley Drive, West Vancouver, B.C. Canada V7W 1T1
(604) 925-3099       fax: (604) 925-9613
(Name, address and telephone number of agent for service)

None
Securities registered or to be registered pursuant to section 12(b) of the Act:

Common shares of $0.001 par value
Securities registered or to be registered pursuant to Section 12(g) of the Act:
(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
January 31, 2003: 10,513,435.

The Index to Exhibits is found in Page 35.

Cautionary Statement Regarding Forward-Looking Statements

Some discussions in this registration statement may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this registration statement. Such factors include, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this registration statement. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

Glossary of Mining Terms

The following terms, when used in this registration statement, have the respective meanings specified below:

Development	Preparation of a mineral deposit for commercial production, includinginstallation of plant & machinery and construction of all related facilities.
Diamond drill	A type of rotary drill in which the cutting is done by abrasion rather thanpercussion. The cutting bit is set with diamonds and is attached to the endof the long hollow rods through which water is pumped to the cutting face.The drill cuts a core of rock, which is recovered in long cylindrical sectionsan inch or more in diameter.
Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics,diamond drilling and other work involved in searching for mineral bodies.
Grade	The amount of precious metals in each tonne of mineral.
Metallurgy	The science of extracting metals from minerals and preparing them for use.
Mill	A plant where mineral is ground to a fine size and undergoes physical orchemical treatment to extract the valuable minerals.
Mineral	A naturally occurring inorganic element or compound having an orderlyinternal structure and characteristic chemical composition, crystal form andphysical properties.
Mineral	A Mineral Resource is a concentration or occurrence of natural, solid,
Resource	inorganic or fossilized organic material in or on the Earth’s crust in suchform and quantity and of such grade or quality that it has reasonableprospects for economic extraction. The location, quantity, grade, geologicalcharacteristics and continuity of a Mineral Resource are known, estimatedor interpreted from specific geological evidence and knowledge.
Mineralization	Rock containing an undetermined amount of minerals or metals.
Ounces	Troy ounces.
Oxide	Mineralized rock in which some of the original minerals, usually sulphide,have been oxidized. Oxidation tends to make the mineral more porous andpermits a more complete permeation of cyanide solutions so that minuteparticles of gold in the interior of the minerals will be more readilydissolved.
Recovery	A term, generally stated as a percent, used in process metallurgy to indicatethe proportion of valuable material obtained in the processing of a mineral.
Tonne (t)	A metric tonne (1,000 kilograms)

Foreign Currency and Exchange Rates

Dollar costs of Blue Hawk’s property acquisition and planned exploration costs are in Canadian Dollars. For purposes of consistency and to express United States Dollars throughout this registratio n statement, Canadian Dollars have been converted into United States currency at the rate of US $1.00 is approximately equal to CA $1.55 or CA $1.00 is approximately equal to US $0.6452 which is the approximate average exchange rate during recent months and which is consistent with the incorporated financial statements.

DESCRIPTION OF THE BUSINESS

(a) Business development

Blue Hawk Ventures, Inc. ("Blue Hawk") was incorporated in the State of Nevada on May 01, 2002 and established a fiscal year end of October 31. We are a start-up, exploration stage company engaged in the search for gold and related minerals. Our statutory registered agent's office is located at 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109 and our business office is located at 12880 Railway Avenue, Unit 35, Richmond, British Columbia, Canada V7E 6G4. Our telephone number is (604) 644-5139. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than an option to acquire the Little Bear Lake Mineral Claims and to the date of this registration statement have spent approximately $2,250 on research and development.

(b) Business of the Issuer

On September 23, 2002, Byron G. Cox, our President and a member of the board of directors, acting as Trustee on our behalf, optioned a mineral property containing twelve (12) mining claims located in the Lac du Bonnet area in the province of Manitoba, Canada (“Little Bear Claims” or “Claims”) by entering into an Option To Purchase And Royalty Agreement dated September 23, 2002 with Ozias Theriault, (the “Option Agreement”) the beneficial owner of the Claims, an arms-length Ontario, Canada resident, to acquire the Claims by carrying out certain exploration work and making certain expenditures on the Claims. A Trust Agreement between Blue Hawk and Mr. Cox dated August 31, 2002 (the “Trust Agreement”) was established to avoid having to pay additional fees and establish a subsidiary at this early stage of our corporate development. The Claims were originally presented to us by David Duval, an arms-length businessman, of North Vancouver, B.C. for which he receives a finder’s fee.

Under the terms of the Option Agreement, Mr. Theriault granted to Blue Hawk the sole and exclusive right and option to acquire 100 percent of the right, title and interest of Theriault in the Little Bear Claims, subject to Mr. Theriault receiving annual payments and a royalty, in accordance with the terms of the Option Agreement, as follows:

  Blue Hawk must pay Mr. Theriault $8,400 ($13,000 in Canadian funds) on the effective date of the Agreement (paid) and a finder’s fee of 10% $850 (CA $1,300) to Mr. David Duval of West Vancouver, B.C. (paid);
  Blue Hawk must make payment of $6,500 (CA $10,000), as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2003 upon the completion of a phase I exploration program and submission of a satisfactory engineering report with a recommendation that a phase II exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase II exploration program;
  Blue Hawk must make payment of $12,900 (CA $20,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2004 upon the completion of a phase II exploration program and submission of a satisfactory engineering report with a recommendation that a phase III exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase III exploration program;
  Blue Hawk must make payment of $16,200 (CA $25,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2005 upon the completion of a phase III exploration program and submission of a satisfactory engineering report with a recommendation that a phase IV exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase IV exploration program;
  Blue Hawk must make payment of $96,800 (CA $150,000) , as an advance against the net smelter royalty, and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2006 upon the completion of a phase IV exploration program and submission of a satisfactory engineering report with a recommendation that a phase V exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase V exploration program;
  Upon exercise of the Option, Blue Hawk is required to pay to Mr. Theriault, commencing January 1, 2007, the sum of $32,300 (CA $50,000) , as an advance against the net smelter royalty, per annum for as long as Blue Hawk, or its assigns, holds any interest in the Claims and until production commences;
  A finder’s fee of 10% of any amount of monies or shares paid to Mr. Theriault under the Agreement shall be paid to Mr. Duval on the same day and under the same stipulations and in the proportionate amount of dollars or shares as is paid to Mr. Theriault.

Regarding each of the above cash or share payments to Mr. Theriault, we must complete the phase contemplated and must decide and provide written notice to Mr. Theriault that we intend to proceed to the next phase before making the indicated payment.

Under the Option Agreement, Mr. Theriault retains a 3% net smelter royalty for all minerals mined from the Claims. “Net smelter returns” (“NSR”) refers to the net proceeds received by Blue Hawk from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claims without encumbrances. The above noted payments are advances against that royalty. In the event that Blue Hawk sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the Option Agreement.

The claims are held under a Trust Agreement by Mr. Cox on behalf of Blue Hawk. The terms of the Trust Agreement are as follows:

  the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial five (5) phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
  the Agreement will terminate on:
    (a) December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option To Purchase And Royalty Agreement

    (b) the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidia ry.
There are no penalties for early termination of the Trust Agreement.

If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will not be obligated to make the above or any subsequent payments. Similarly, if the results of any of the future phases are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

To date we have not performed any work on the Claims but we have spent $2,250 (CA $3,500) on research and development activities such sum being paid for the preparation of the Evaluation Of The Little Bear Property by Mr. David J. Busch, B.Sc. (hons) P. Geo. dated November 08, 2002 (the “Report”). It is our intention to engage the services of Mr. David J. Busch, P. Geo. to perform the required Phase I work on the Claims but no agreement has been entered into.

Mr. Busch is a registered Professional Geoscientist in good standing in the Association of Professional Engineers and Geoscientists of Manitoba, Canada. He is a graduate of Lakehead University with a Bachelor of Arts Degree (1970) and a Bachelor of Science (honours) degree in geology in 1974. He has practiced his profession as a Consulting Exploration Geologist for the past twenty (20) years.

A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. The Little Bear Claims consist of twelve (12) mining claims which in total cover an area of approximately 1,600 hectares (3,954 acres).

The Claims were originally staked at various times in 1994 and 1995 by Mr. Theriault who holds the mining rights to the Claims which thereby gives him or his designated agent, the right to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. In the event Mr. Theriault were to grant another deed which is subsequently registered prior to our deed, the third party would obtain good title and we would have nothing.

Mr. Theriault has granted an option to Blue Hawk to allow Blue Hawk to explore, mine and recover any minerals on the Claims. As with the preceding, if Mr. Theriault were to grant an option to another party, that party would be able to enter the Claims, carry out certain work commitments and earn right and title to the Claims; we would have little recourse as we would be harmed, would not own any Claims and would have to cease operations. However, in either event, Mr. Theriault would be liable to us for monetary damages for breach of the Option Agreement. The extent of that liability would be for our out of pocket costs for expenditures on the Claims, if any, in addition to any lost opportunity costs if the Claims proved to be of value in the future.

Under Manitoba law, if the ownership of the Claims were to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum fee of $650 (CA $1,000) and file other documents since we are a foreign company in Canada. We would also be required to form a Manitoba company that contains a board of directors, the majority of which would have to be Manitoba residents and obtain audited financial statements for that company. We have decided that if gold is discovered on the Claims and it appears that it might be economical to remove the gold, we will record the deed of ownership, pay the additional tax and file as a foreign Company or establish a corporate subsidiary in Manitoba. The decision to record or not record is solely within our province.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Claims we have under option, that is the province of Manitoba.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Claims we have under option are one such acquisition. Accordingly, fee simple title to our optioned Claims resides with the Crown. Our optioned claims are mining leases issued pursuant to the Manitoba Mines and Minerals Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The Claims are unencumbered and there are no competitive conditions which affect the Claims. There are no parks or developments that would interfere with the exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims. Further, there is no insurance covering the Claims but we believe that no insurance is necessary since the Claims are unimproved and contain no buildings or improvements.

Our optioned Claims consist of twelve claims which total approximately 1,600 hectares (3,954 acres). The Claims were selected for acquisition due to their cost, previously recorded exploration work, and because the Claims are not located in an environmentally sensitive region. A full description of the Claims, their names and Claim Numbers, recorded holder, size and expiry dates can be found under “Description of Property” (Location and Property Description) of this registration statement.

Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.) This website contains a detailed description of the rock formation and mineralization of all staked lands in Manitoba. The website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in Manitoba.

To keep the Claims in good standing, we must begin exploration on or before July 03, 2003 or pay $8.00 (CA $12.50) per hectare to prevent the Claims from reverting to the Crown.

It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary only if gold is discovered on the Claims and it appears that it would be economically viable to commercially mine the Claims.

Blue Hawk is an exploration stage company. There is no assurance that commercially viable mineral deposits exist on the Claims that we have under option. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Claims is determined.

Competitive Factors

The gold mining industry is highly fragmented. We are competing with many other exploration companies looking for gold. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold mining business whic h is the foundation of the founding and early stage development of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our optioned Claims. Readily availa ble gold markets exist in Canada and around the world for the sale of gold. Therefore, we will likely be able to sell any gold that we are able to recover.

Regulations

Our mineral exploration program is subject to the Manitoba Mines And Minerals Act and Regulations. This act sets forth rules for:

  locating claims;
  posting claims;
  working claims; and
  reporting work performed

The Mines And Minerals Act tells us how and where we can explore for minerals. We must comply with these laws in order to operate our business. The purpose of the law is to assist persons who wish to explore for minerals in Manitoba to understand the process whereby exploration activities are permitted and regulated. The laws and regulations establish province wide standards for mineral exploration and development activities and also manage and administer exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The law does not apply to certain exploration work we will be conducting in Phase I; specifically, work that does not involve mechanical disturbance of the surface including:

  prospecting using hand-held tools;
  geological and geochemical surveying;
  airborne geophysical surveying (e.g. EM surveys);
  hand-trenching without the use of explosives; and
  the establishment of grid lines that do not require the felling of trees.

Exploration activities that we intend to carry out in Phase II which are subject to the provisions of the laws are as follows:

  drilling, trenching and excavating using machinery;
  disturbance of the ground by mechanical means; and
  blasting.

Compliance with these rules and regulations will require us to meet the minimum annual work requirements. Also, prior to proceeding with any exploration work subject to the Act we must apply for a notice of work permit and submit the work program for review. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. This notice outlining the proposed work program is submitted to the Manitoba Department of Natural Resources in Lac Du Bonnet. . There is no fee for the permit. The Department will review the application and will either accept it as presented or make certain stipulations they believe to be necessary; e.g. no heavy equipment or road building or tampering with water. We believe that the plan as contained in this registration statement will be accepted and an exploration permit will be issued within the usual two or three days. The exploration permit is the only permit or license we will need to explore for gold on our optioned Claims.

At the date of this registration statement, no permit has been granted and we have not applied for any permits or approvals. Prior to the planned commencement of the Phase I work program, application will be made for the required notice of work permit. The permit application process is largely an administrative act that does not involve a review of the merits of the application. It is generally completed within a few days of application.

Compliance with these rules and regulations will not affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in Manitoba. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

  health and safety;
  archaeological sites; and
  exploration access.

We are responsible to provide a safe working environment, to not disrupt archaeological sites and to conduct our activities to prevent unnecessary damage to the Claims.

We anticipate no discharge of water into active streams, creeks, rivers, lakes or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and trenches will be recovered prior to retreating from the Claims. No costs are anticipated in order to comply with any environmental laws.

As the planned Phase I work program involves minimal disturbance of the environment at this early stage of the exploration, we do not anticipate facing any costs nor expect to face problems complying with the environmental regula tions. In addition, all of the equipment to be employed on the project will be in compliance with environmental standards used and accepted by the industry and all of the employees on the site will have significant experience in the outdoors and will be cognizant of their responsibilities to the environment.

We are in compliance with the foregoing regulations and will continue to comply in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

Employees

Initially, we intend to use the services of subcontractors for manual labour exploration work on our properties and Mr. David J. Busch to manage the exploration program as outlined in his Report. Our only employees will be Byron G. Cox and Brian C. Doutaz, both senior officers and directors. Mr. Busch is not a consultant to Blue Hawk, rather he is the author of the Report. However, it is our intention to enter into agreement to retain the services of Mr. Busch prior to commencement of the work program outlined in his Report.

We intend to hire geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into negotiations or contracts with any of them although it is our intention to retain Mr. Busch as senior geological consultant. We do not intend to initiate negotiations or hire anyone until the summer of 2003.

At present, we have no employees, other than Messrs. Cox and Doutaz, our officers and directors. Messrs. Cox and Doutaz do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

Offices

Our offices are located at 12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4. Currently, these facilities are provided to us by Brian Doutaz, one of our directors and our Vice President, without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy. Specific direct expenses incurred such as telephone and secretarial services will be charged back to Blue Hawk at cost on a periodic basis.

(c) Reports to Securityholders

As a result of filing this registration statement, Blue Hawk is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. Blue Hawk intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Blue Hawk will voluntarily send an annual report, including audited financial statements, to its shareholders.

In addition, Blue Hawk will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a) Risk Factors

At present we do not know whether or not the Claims contain commercially exploitable reserves of gold or any other valuable mineral. Additionally, the proposed expenditures to be made by us in the exploration of the Claims may not result in the discovery of commercial quantities of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.

Currently we have sufficient financial resources to complete the first phase of our proposed exploration plan. However, in order to complete all phases of our proposed exploration program we will need to raise additional funding. Even if the first phase of our exploration program is successful there is no guarantee that we will be able to raise any additional capital in order to finance the second or third phases. Should we be unable to raise additional funding to complete the second and third phases of our exploration plan, we would have to cease operations.

Finally, even if our exploration program is successful we may not be able to obtain commercial production. If our exploration program is successful and commercial quantities of ore are discovered we will require significant amounts additional funds to place the Claims into commercial production. Should we be unable to raise additional funds to put the Claims into production we would be unable to develop the Claims into an operating mine and we would have to cease operations.

(b) Plan of operation

Blue Hawk believes it can satisfy its cash requirements through the fiscal year end of October 31, 2003, from a private placement of $82,515 received during June of 2002 and a Manitoba governmental mining subsidy – a refund of 20% of allowable expenditures in mining in the province although we have not included any refund in our budgeting process as the amount is indeterminate at this time. As of January 31, 2003, the end of the most recent quarter, we had $51,533 (October 31, 2002 - $61,872) in unallocated working capital.

For fiscal November 01, 2002 to October 31, 2003, we will concentrate our efforts on the planned Phase I exploration program on the Little Bear Claims. If Phase I of the exploration program is successful, we will shift operations to prepare for proceeding with Phase II in the summer of 2004. Following industry trends and demands, we are also considering the acquisition of other properties to conduct exploration works for gold. In either situation, a new public offering might be needed and completed during that period.

We do not expect any changes or more hiring of employees since contracts are given to consultants and sub-contractor specialists in specific fields of expertise for the exploration works.

(c) Management's discussion, analysis of financial condition and results of operations

Blue Hawk is a start-up exploration stage company engaged in the search for gold and rela ted minerals. We have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our optioned Claims. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We do not expect to purchase or sell any plant or significant equipment. We intend to lease or rent any equipment, such as a diamond drill machine, that we will need in order to carry out our exploration operations. We do not expect a change in our number of employees.

Over the next twelve months, we intend to complete the first phase of the exploration plan on the optioned Claims. The option to the Claims was obtained through an Option Agreement with Ozias Theriault at a cost of $9,250 (CA $14,300) which included a Finder’s Fee of 10% ($850 (CA $1,300)) and the expenditure of $2,250 (CA $3,500) in producing the Report. Mr. Cox is acting as trustee under a Trust Agreement for the holding of the Claims. Under Manitoba law, title to Manitoba mining claims can only be held by Manitoba residents. In the case of corporations, tit le must be held by a Manitoba company. In order to comply with the law we would immediately have to incorporate a Manitoba wholly owned subsidiary company and obtain audited financial statements. We believe those costs would not be in the best interests of Blue Hawk at this time. In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned Manitoba subsidiary company and the title will be conveyed to that subsidiary. Should Ozias Theriault transfer title to another person and such deed is recorded before we record our documents, that other person will have superior rights and title and we will have none. If that event occurs, we will have to cease or suspend operations. However, Mr. Theriault would be liable to us for monetary damages for breaching the terms of the Option Agreement with us. To date we have not performed any work on the Claims.

If our initial exploration efforts are successful, we intend to proceed with longer term development of the Claims. We may acquire additional mining properties during the next twelve months if we are able to do so.

Phase I of our plan of operations involves examination of the Claims through the collection and analysis of till samples and the development of a database of previous work completed on the site of the Claims as well as adjacent areas. Phase I may take up to 3 months in total, including preparation of a report on the work completed with further recommendations and will cost approximately $23,000 (CA $35,750) based on the Report by David J. Busch which amount is a reflection of local costs for the specified type of work. We have not commenced Phase I. We have sufficient funds on hand to cover the costs of the first phase of the exploration plan.

Phase II will be directed towards a continuation of the exploration and prospecting program and will include 2,000 feet of diamond drilling. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses. The second phase may take up to three months to complete and will have an estimated cost of $48,300 (CA $74,800) , again based on An Evaluation Of The Little Bear Property by David J. Busch and is a reflection of local costs for the specified type of work.

The Option Agreement calls for a payment to Mr. Theriault in the sum of $6,500 (CA $10,000) on December 31, 2003. If the Phase I work program is favourable, additional funding will be required in order to satisfy this and other cash demands on Blue Hawk. It is our intention to fund these requirements through additional equity offerings, private placements or loans. In the event we are not able to complete the required funding we will have to suspend operations. In any event, until the results of Phase I are known we are not in a position to know whether we will carry on with Phase II. If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will have no further obligations under the Agreement. Similarly, if the results of Phase II are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

We have limited cash reserves which as of January 31, 2003 totalled $53,983 (October 31, 2002 - $64,122) (including a reserve for payables). Until we actually commence Phase I operations, our monthly cash requirements are minimal. Current working capital can adequately satisfy our cash requirement for the next twelve months.

We will not move on to a subsequent phase of the exploration program until the phase we are working on is completed and the evaluation has been rendered. We will determine when that occurs.

We expect to start exploration operations in the Summer of 2003.

Results of Operations

From Inception on May 01, 2002 to the date of this registration statement:

We have no operations.

On September 23, 2002, we obtained an option to acquire our first property and will commence the research and exploration stage of our mining operations on that property in the late Spring or early Summer of 2003.

Since inception, we have used our common stock to raise money for our optioned acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 01, 2002 to January 31, 2003 was $82,515 $82,515 - October 31, 2002), as a result of proceeds received from sales of our common stock.

Between May 01, 2002 and January 31, 2003 we expended a total of $36,838 ($21,303 - October 31, 2002) for operations. This included $17,511 ($4,530 - October 31, 2002) in professional fees and services, $4,611 ($2,407 - October 31, 2002) for office and miscellaneous costs, $1,100 ($750 – October 31, 2002) in contributed rent and administrative supplie s and $4,500 ($4,500 – October 31, 2002) in organizational expenses and related. We also incurred $9,116 ($9,116 – October 31, 2002) in mineral interest acquisition costs. During the same period we realized an interest income of $199 ($151 – October 31, 2002) which resulted in a net loss of $36,639 ($21,152 – October 31, 2002).

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock through a Section 4(2) offering in May 2002 for cash consideration of $500 and the settlement of an invoice for organizational expenses and services rendered in the amount of $4,500.

We issued 5,000,000 shares of common stock through a Rule 504D / Regulation S offering in May, 2002 for cash consideration of $5,000.

We issued 513,435 shares of common stock through a Rule 504D / Regulation S offering in May and June, 2002 for cash consideration of $77,015.

As of January 31, 2003, our total assets amounted to $53,983 ($68.903 - October 31, 2002) and our total liabilities were $2,450 ($2,250 - October 31, 2002). Working capital stood at $51,533 ($61,872 - October 31, 2002).

For the year ended October 31, 2002, the net loss was $21,152 ($0.0021 per share). The loss per share was based on a weighted average of 10,183,458 common shares outstanding. For the quarter ended January 31, 2003, the cumulative net loss from inception was $36,639 and the loss per share for the entire period was $0.0034 per share based on a weighted average of 10,513,435 common shares outstanding.

The costs estimates for each phase of the exploration program are based on the Report by David J. Busch and are reflections of local costs for the specified type of work. Initially, these plans call for the completion only of Phase I of the recommended work program for which we have sufficient funds on hand. If Phase I is not successful, we will terminate the Option on the Claims, cease operations and liquidate our company. If Phase I is successful we would then proceed to Phase II at an estimated cost of $48,300 (CA $74,800), also based on the recommendations of Mr. Busch’s Report, which costs are again a reflection of local costs for the type of work program planned. We will proceed to Phase II only if we are also successful in being able to secure the capital funding required to complete Phase II. Similarly, if Phase II is not successful, we will terminate the Option on the Claims and cease operations. Therefore, we may spend as much as $71,300 (CA $108,550) provided that results at the completion of each of Phases I and II are favourable, decisions are made to proceed to the next phase and financing is available to complete both phases of the work program.

If we decide to proceed to Phase II and if it turns out that we have not raised enough money to complete our secondary exploration program, we will try to raise additional funds from a second public offering, a private placement, loans or the establishment of a joint venture whereby a third party would pay the costs associated with the Phase II and we would retain a carried interest. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease operations.

If we are successful in obtaining favourable results from both Phases I and II, it will be necessary to develop plans for the further exploration and development of the Claims and to provide for the annual payments required under the Option Agreement. If we are successful, we will try to raise additional funds from a second public offering, a private placement or loans, joint venture with a third party, partnerships or other means. At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future. If we need additional money and can't raise it, we will have to suspend or cease operations.”

DESCRIPTION OF THE PROPERTY

The mineral claims optioned by Blue Hawk are located near Lac Du Bonnet, Manitoba, Canada and are held under option from Mr. Ozias Theriault. The Claims consist of 12 claim blocks and covers 1,600 hectares (3,954 acres). The author of the Report, David J. Busch, P. Geo., concludes that the Claims have untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the Claims to identify and test targets for gold mineralization.

Blue Hawk acquired an option from the claim holder Mr. Ozias Theriault of Geraldton, Ontario, Canada to purchase a 100% interest in the Claims subject to total cash payments over a five year period of $140,700 (CA $218,000) and the issuance of 100,000 Blue Hawk shares plus a finder’s fee payable to Mr. David Duval of North Vancouver, B.C. of 10% of the monetary or share consideration paid to Mr. Theriault. In addition, Mr. Theriault retains a 3% net smelter royalty. After January 1, 2007 payments of $32,300 (CA $50,000) per year are to be made as advance royalties to the claim holder so long as Blue Hawk retains any interest in the Claims. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk and Byron G. Cox.

Net smelter returns refers to the net proceeds received by Blue Hawk from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claims without encumbrances. The noted payments are advances against that royalty. In the event that Blue Hawk sells or transfers its interest to a third party, that party will assume the obligations under the NSR provision of the Option Agreement.

Location and Property Description

The general project location is shown in the figure above. The Claims are located on NTS 1:50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 1,600 hectares (3,954 acres). The individual claim details are shown in the following table:

CLAIM	CLAIM	RECORDED	EXPIRY	AREA	AREA
NAME	NUMBER	HOLDER	DATE	HECTARES	ACRES
			DD/MM/YY *

Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79

Iris 1	MB 2021	Ozias Theriault	07/03/2004	128	316

Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356

Iris 2	MB 2020	Ozias Theriault	07/03/2004	224	554

Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79

Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237

Megan 8	MB 2821	Ozias Theriault	17/10/2003	160	395

Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554

Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79

Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356

Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316

Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633

		TOTAL (Hectares / Acres)		1600	3954

* The expiry date of the lease on the Claims will be extended by at least one year through the performance of the planned Phase I of the projected two phase exploration program. By completing work on the Claims an automatic extension of the expiry date is achieved.

There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Claims are located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba which is approximately 70 road miles northeast of the major city of Winnipeg. The town of Lac du Bonnet offers full amenities and infrastructure. The Claims can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the Claims by logging operations. The unmaintained haul roads cover a distance of 6 miles to the Claims. These roads would require some upkeep to be usable during the summer months. The Claims can also be accessed by float or ski equipped plane from Lac du Bonnet.

The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A 1983 forest fire burned most of the higher ground leaving the ridges largely bare.

The climate is typical mid latitude continental. Field operations are possible year round with access restricted during winter freeze-up and spring thaw.

Exploration History

Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics as well as prospecting. The airborne magnetic – electromagnetic survey flown by Aerodat Inc. in 1997 provides high quality total field and vertical gradient magnetic data for the entire Claim block.

Geological Setting

The Claims are located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

Rocks flanking the Winnipeg River Terrane consist of archean gneissic and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present.

The Claims lie near the centre of the Maskwa pluton. The pluton has two dominant phases, an early coarse grained granodiorite and a later coarse grained granite. All rocks on the Claims are of greenshist metamorphic grade.

Several linear zones of shearing trend across the Claims. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

Mineralization on Little Bear Claims

There has been no known mineral production from the Little Bear Claims. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes. These are all indicators of gold bearing mineralization.

The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the Claims. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief.

Work on Property by Blue Hawk

Blue Hawk has not carried out any exploration on the Claims since acquiring the option.

Our Proposed Exploration Program – Plan of Operation

The Report concluded that:

  The property appears as if it may host a number of gold bearing veins that have been only partially explored.
  Any gold bearing veins would be within a large shear / alteration system referred to as the Springer Lake Fault zone. This fault zone is up to one half mile wide and 3 miles long on the Claims.
  The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the Claims regardless of outcropping.
  Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the Claims including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.
  Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, there is a possibility that gold deposits may exist on the Little Bear Claims. This potential warrants the following recommendations:

  An initial screening of the Claims with till sampling. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Till samples

  (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.

  All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.
  Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.
  Should targets of interest be generated from the above work testing by diamond drilling should be undertaken.

Our business plan is to proceed with initial exploration of the Little Bear Claims to determine if there are targets of long term interest that may bear further evaluation to determine if gold may exist on the Claims. The Report recommends an initial two phase exploration program to properly evaluate the potential of the Claims. We must conduct exploration to determine what minerals, if any, exist on our optioned properties and if any minerals which may be found can be economically extracted and profitably processed.

We anticipate that Phase 1 of the recommended geological exploration program will cost approximately $23,000 (CA $35,750), based on the Report and is a reflection of local costs for the specified type of work..

It is our intention to retain the services of Mr. Busch to complete the first phase of the work program prior to commencement of the exploration program. It is our intention to carry out the work in Summer of 2003. We will assess the results of this program upon receipt of Mr. Busch’s Report. The cost estimates for this and other phases of the work program are based on Mr. Busch’s recommendations and reflect local costs for this type of work.

We do not claim to have any ores or reserves whatsoever at this time on our optioned Claims.

Phase I will begin by taking approximately 150 till samples from the Claims and will allow for digitization and GIS referencing of all existing data on the Claims. This will entail taking till samples from the Claims to a laboratory where a determination of the elemental make up of the sample and the exact concentrations of gold and other minerals will be made. We will then compare the relative concentrations of minerals in the samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance. The Global Information System (GIS) referencing system will entail the development of a database whereby all previous known work on the Claims (based on information filed with public information bodies such as the department of Natural Resources in Manitoba) is entered into a computer matrix and correlated based on map coordinates. The results of Phase I testing will be entered at a later date and will also be correlated to historical data which may allow for certain conclusions as to the best targets and areas to explore on future work programs, i.e. those targets that give the better chances of finding gold in deposit.

These surveys may require up to one week for the base work and an additional two to three months for analysis and the preparation of a report on the work accomplished along with an evaluation of that work and will bear an estimated total cost of $23,000 (CA $35,750) based on the Report which amounts are a reflection of local costs for the specified type of work. This cost is made up of wages and fees, geological and geochemical supplies, assaying, camp equipment, operation costs and the digitizing of all existing historical data to be maintained in a GIS database. It is our intention to carry the work out in the summer of 2003.

Phase II will not be carried out until the summer of 2004 and will be contingent upon favourable results from Phase I and any specific recommendations of Mr. Busch. It will be directed towards the follow-up of targets determined from Phase I and an anticipated 2,000 feet of diamond drilling as well as well as some new prospecting based on targets determined from Phase I. Phase II may require up to three weeks of field work and will cost approximately $48,300 (CA $74,800) comprised of wages, fees and camp operations, diamond drilling, assays and related. The cost estimate is based on the Report and is a reflection of local costs for the specified type of work. A further three months may be required for analysis and the preparation of a report and evaluation on the work accomplished.

The Report calls for approximately 2,000 feet of diamond drilling in Phase II which is an essential component of exploration and aids in the delineation and definition of any findings . The geophysical work gives a general understanding of the location and extent of potential mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling. We expect the costs of the geophysical work and the diamond drilling to be to be approximately $33,600 (CA $52,000). Trenching and other work done in previously recorded exploration programs we may be able to obtain access to along with the results of Phase I will be the guide for the locations of the diamond drilling program. In addition, new prospecting and a follow-up on till samples obtained in Phase I will be carried out at a cost of $6,500 (CA $10,000).

We have contemplated a third phase of exploration which would continue the diamond drill program if results from the Phase II program remain positive. Cost of the third phase of exploration is indeterminate at this time and will be based on an evaluation of the work completed in Phases I and II and further recommendations. It is our intention to have Mr. Busch conduct both currently programmed phases of the exploration program.

Although it may appear that Phase II merely continues Phase I, such is not entirely the case. The work is phased in such a manner as to allow decision points to ensure that future work has a value and will provide better or additional information as to the viability of the Claims. By utilizing a multi-phase work program, at the end of each phase a decision can be made as to whether the phase has provided the necessary information to increase the viability of the project. If the information obtained as a result of any phase indicates that there is no increased probability of having an economically viable project at the end of the project, a determination would be made that the work should cease at that point. This is a standard procedure in the industry prior to the commitment of additional funding to move a project forward to the next phase of exploration and/or exploitation.

Initially, we do not intend to interest other companies in the Claims if we find mineralized materials. We intend to try to explore the Claims ourselves through the first two phases of the planned work program. However, should the need arise we are open to the raising of suffic ient capital to complete the work program by whatever means become available at that time. If that were to mean engaging in a working partnership to secure the required capital, we would likely do so if it were in the best interests of the project and Blue Hawk.

Costs associated with the above recommendations are estimated below in Canadian Dollars:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

(a) Security ownership of certain beneficial owners

The following table sets forth, as of the date of this registration statement, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of Class	Name and Address of	Amount & Nature of	Percentage
	Beneficial Owner [1] [2]	Beneficial Ownership [3]	of Class

Common Stock	Byron G. Cox	5,000,000	47.56%
	595 Hornby St., Suite. 600	Beneficial Owner
	Vancouver, B.C. V6C 1A4

All Officers, Directors and key employees as a Group		5,000,000	47.56%

[1]	The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct and indirect stock holdings. Messrs. Cox and Doutaz are the only "promoters" of our company.
[2]	As of January 31, 2003.
[3]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.

(b) Security ownership of management

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term with Blue Hawk.

All directors and officers hold office until our next Annual General Meeting of Shareholders or until a successor is appointed.

Title of Class	Name and Address of	Amount & Nature of	Percentage
	Beneficial Owner [1] [2]	Beneficial Ownership [3]	of Class

Common Stock	Byron G. Cox	5,000,000	47.56%
	595 Hornby St., Suite. 600
	Vancouver, B.C. V6C 1A4
	Director since May 02, 2002
	Communications Consultant

	Brian C. Doutaz	0	0.00%
	12880 Railway Ave., Unit 35
	Richmond, B.C. V7E 6G4
	Director since May 02, 2002
	Management consultant

All Officers and Directors as a Group		5,000,000	47.56%

[1]	As of January 31, 2003
[2]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.
[3]	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof based upon information furnished to Blue Hawk by individual directors and officers. All such shares are held directly.

The directors, officers and other members of management of Blue Hawk, as a group beneficially own, directly or indirectly, 5,000,000 of our common shares, representing 47.56% of the total issued and outstanding securities of Blue Hawk as of January 31, 2003.

Details of stock options held by the directors and officers are set forth under “Executive

Compensation” (Summary Compensation) and “Description of Securities” (Stock Options). There are no outstanding stock options.

(c) Changes in control

We do not anticipate at this time any changes in control of Blue Hawk. There are no arrangements either in place or contemplated which may result in a change of control of Blue Hawk.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Directors and executive officers

Each of our directors is elected by the Stockholders to a term of one (1) year and serves until his successor is elected and qualified, or until he resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he resigns or is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and Directors are set forth below:

Name and Address	Age	Position(s)

Byron G. Cox	55	President, Chief Executive Officer and a
595 Hornby St., Suite. 600		member of the Board of Directors
Vancouver, B.C. V6C 1A4

Brian C. Doutaz	57	Vice President, Secretary, Treasurer, Chief
35 – 12880 Railway Ave.		Financial Officer and a member of the Board of
Richmond, B.C. Canada V7E 6G4		Directors

The persons named above have held the office/position since the day following inception of our company and are expected to hold the office/position until the next annual meeting of our stockholders. Mr. Cox will be spending approximately 15% of his time on the affairs of Blue Hawk while Mr. Doutaz’s time will amount to less than 5% of his work week. None of the directors or officers has professional or technical accreditation in the mining business.

Byron G. Cox is President and Chief Executive Officer, and a director of Blue Hawk. Mr. Cox is a self-employed communications consultant providing services to public and private companies in the mining, petroleum, biotech, tourism and healthcare industries. He is also a director and Secretary-Treasurer (President until 2001) of Fairchild International Corporation, a public company which is quoted on the Over-the-Counter Bulletin Board (OTC-BB) system under the symbol FRCD.OB and which is involved in the exploration and development of oil and gas projects in the United States and Canada. He has acted as a consultant to a number of publicly traded companies since 1975 and has gained an extensive knowledge of public ventures over the past 27 years.

  Mr. Cox is currently, and has been since 1997, President and a director of Fairchild International Corporation, a petroleum exploration company which is a reporting issuer under the Securities and Exchange Act of 1933 and is quoted on the OTC-BB;

Brian C. Doutaz, a director serving as Vice President, Secretary, Treasurer and Chief Financial Officer is, and has been, a management and business consultant since 1980. He is President of Anina International Capital Corp., a private British Columbia company, which is in the business of providing management and consulting services to development and exploration stage businesses and which has been performing such services since 1993. Mr. Doutaz also provides compliance services to publicly listed corporations in Canada and the United States and sits on the Boards of a number of public and private corporations.

  Mr. Doutaz is currently, and has been since 1986, president and a director of Adda Resources Ltd., a mineral and petroleum exploration company which remains a reporting issuer in British Columbia and Alberta and which was formerly publicly traded on the TSX Venture Exchange (currently delisted);
  Mr. Doutaz is also the president and a director of Sterling Group Ventures, Inc., and has been since September, 2001, a mineral exploration company which is a reporting issuer under the Securities Act of 1933; it is not quoted or traded on any exchange or stock quotation system;
  From May, 1999 to October, 2001 Mr. Doutaz served as President and director of Reward Enterprises, Inc., an internet gaming operation, which is quoted on the OTC-BB under the symbol RWDE;
  Between March 1999 and April 2000 he served as a director and Treasurer of Kidstoysplus.com, Inc., an Internet retailer of children’s toys and products which is quoted on the OTC-BB under the symbol KTYP. In September, 2002, the name was changed to Stealth Media Labs and the symbol became SMLA;

  Mr. Doutaz became a director of Talon Ventures, Inc. on September 06, 2001 which is a Nevada based privately held company engaged in mineral exploration.
  On July 15, 2002, Mr. Doutaz became a director and President of Paradigm Enterprises, Inc., a private Nevada based mineral exploration company.

(b) Conflicts of Interest

We believe that both Byron G. Cox and Brian C. Doutaz will be subject to conflicts of interest. The conflicts of interest arise from their relationship with other public corporations. In the future, each will continue to be involved in the mining and petroleum businesses for other entities and such involvement could create conflicts of interest. At the present time, we do not foresee a direct conflict of interest because we do not intend to acquire any additional mining properties. The only conflict that we foresee is Messrs. Cox and Doutaz's devotion of time to resource projects that do not involve us.

Specifically, Mr. Cox is a director and an officer of Fairchild International Corporation, a public company which is quoted on the Over-the-Counter Bulletin Board (OTC-BB) under the symbol FRCD.OB and which is involved in the exploration and development of oil and gas projects in the United States and Canada.

Further, Brian C. Doutaz is an officer and director of Adda Resources Ltd. (Managing Director), Paradigm Enterprises, Inc. (President and Managing Director), Sterling Group Ventures, Inc. (President) and Talon Ventures, Inc. (President and Managing Director). For each company he has been responsible for the selection of potential properties and projects and the subsequent negotiating of acquisition agreements and related matters. Additionally, Mr. Doutaz manages the day to day affairs of each company and has been active in seeking out public financing for Adda’s, Paradigm’s, Sterling’s and Talon’s projects. Through these companies Mr. Doutaz has worked on projects in North America (mining in Canada and petroleum exploration in Canada and the United states) and internationally (mining in Costa Rica and petroleum exploration in Tunisia and Venezuela). These are potential conflict of interests because Mr. Doutaz devotes approximately 15% of his professional time to each of Sterling and Paradigm and 10% to each of Adda, and Talon which he could otherwise devote to us and because those companies are engaged in resource exploration, similar to us. Presently, none of the foregoing operate mines or receive royalties from properties operated by others.

In the future, such corporations could begin operating mines and/or we and other companies of which Mr. Cox or Doutaz is also, or may become, a member of the board of directors may participate in the same properties. Mr. Cox or Doutaz could be presented mining or other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Mr. Cox and/or Mr. Doutaz will attempt to avoid dealing with such other companies in such situations where conflict might arise and will also disclose all such conflicts in accordance with common law and will govern himself in respect thereof to the best of his abilities in accordance with the obligations imposed upon him in law. In any event, at the least it would be incumbent upon Mr. Cox or Mr. Doutaz to notify the other boards of directors of his conflict of interest and to refrain from voting on the acceptability or acquisition of the project in question.

(c) Significant employees

We have no employees other than for Byron G. Cox and Brian C. Doutaz.

(d) Family relationships

There are no family relationships among directors, executive officers or persons chosen to become an executive officer or director.

(e) Legal proceedings

During the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:

  any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and
  being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

EXECUTIVE COMPENSATION

(a) General

Messrs. Cox and Doutaz, our officers and directors, have received no compensation for their time or services rendered to Blue Hawk and there are no plans to compensate them in the near future, unless and until we begin to realize revenues and become profitable in our business operations. During the financial period ended January 31, 2003, Blue Hawk did not pay any form of remuneration to its directors or officers nor any compensation whatsoever.

(b) Summary Compensation Table

  Other Annual Compensation includes benefits (paid or deemed to be paid) not otherwise included under salary or bonus such as car allowances, memberships and special benefits. It also includes deemed recompense for services provided to the Company such as the provision of office space for Blue Hawk which Mr. Doutaz provides at no charge (deemed value of $100 per month) and miscellaneous office services involved in the incorporation of Blue Hawk and the preparation of offering memoranda and other corporate documents which Mr. Cox charged the Company and had shares issued in his name in lieu of cash payment.

(c) Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(d) Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(e) Long-Tem Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

(f) Compensation of Directors

The members of the Board of Directors are not compensated by Blue Hawk for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

(g) Employment contracts, termination of employment, change-in-control arrangement

There are no employment or other contracts or arrangements with officers or directors other than those disclosed in this registration statement. There are no compensatory plans or arrangements, including payment to be made by Blue Hawk, with respect to the officers, directors, employees or consultants of Blue Hawk that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants employment with Blue Hawk. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control of Blue Hawk.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Related parties transactions

In May, 2002 we issued a total of 5,000,000 shares of restricted common stock to Byron G. Cox, the senior officer and director of our company. The fair market value of the shares, $5000, was paid for with $500.00 in cash and the settlement of an invoice for organizational expenses and services rendered in the amount of $4,500.

Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by Rule 144 of the Securities Act of 1934. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk.

On September 23, 2002, we entered into an Trust Agreement between Blue Hawk and Byron G. Cox, whereby Mr. Cox is acting as Trustee to hold the Little Bear Claims on behalf of Blue Hawk so as to avoid having Blue Hawk pay additional fees and establish a subsidiary at this early stage of our corporate development. The terms of the Trust Agreement are as follows:

  the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial two phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
  the Agreement will terminate on:
    December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option Agreement the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

Mr. Brian C. Doutaz provides office space to Blue Hawk at no cost to the Company. However, for accounting purposes, that rental is valued at $100 per month and is maintained on the books as an accounting transaction only and to reflect the deemed value of the space; there are no sums being accrued to be paid to Mr. Doutaz at a later date.

(b) Transactions with Promoters

Mr. Byron G. Cox, President and director of Blue Hawk can be considered as the promoter of Blue Hawk in consideration of his participation and managing of the business of the company since its incorporation.

Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk in May, 2002. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by

Rule 144 of the Securities Act of 1933. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk

DESCRIPTION OF SECURITIES

(a) Common shares

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:

  have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors;
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
  do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
  are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our Articles of Incorporation and Bylaws which form a part of this registration statement and to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

We are authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of both October 31, 2002 and January 31, 2003, Blue Hawk had issued 10, 513,435 common shares for total consideration of $87,015.

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any Blue Hawk general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of Blue Hawk, at the date hereof, Byron G. Cox is the only person to exercise control, directly or indirectly, over more than 10% of Blue Hawk’s outstanding common shares. See “Security Ownership of Certain Beneficial Owners and Management”.

Change of Control

There are no provisions within Blue Hawk’s Articles of Incorporation or its Bylaws that would delay or prevent a change of control.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Stock Transfer Agent

The stock transfer agent for our securities is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119; the telephone number is (702) 361-3033 and the facsimile number is (702) 433-1979.

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

(a) Market information

There is no public market for Blue Hawk’s common stock.

Blue Hawk has issued 10,513,435 common shares since its inception on May 01, 2002; 5,000,000 of those shares were issued to Mr. Byron G. Cox and are restricted shares in the context that sales of these shares are governed by the resale rules contained in Rule 144 of the Securities Act of 1934. There are no outstanding options or warrants or securities that are convertible into common shares. There have been no restricted securities issued by Blue Hawk.

No restricted shares are eligible for re-sale pursuant to Rule 144 under the Securities Act.

(b) Holders

Blue Hawk had 38 holders of record of its common shares as of both October 31, 2002 and January 31, 2003.

(c) Dividends

Blue Hawk has not paid any dividends since its incorporation and does not anticipate as of January 31, 2003, the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to finance exploration on our properties or optioned properties. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements and operating financial conditions.

(d) Securities Authorized for Issuance Under Equity Compensation Plans

Blue Hawk does not have any compensation plan under which equity securities are authorized for issuance.

LEGAL PROCEEDINGS

Blue Hawk is not a party to any pending litigation and none is contemplated or threatened.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Audited financial statements were prepared for October 31, 2003 by G. Ross McDonald, Chartered Accountant, of Suite 1402, 543 Granville Street, Vancouver, B.C. The SEC advised the Company that with a view towards U.S. investor protection, the SEC required registrants incorporated in the U.S. to have their financial statements audited by auditors that are based in the U.S. and appear regularly before the Commission. We thereafter changed auditors but not as a result of any disagreement between Blue Hawk and the previous auditor.

Cordovano & Harvey, P.S., Certified Public Accountants, from their Denver, Colorado office, are our auditors and have been since February 11, 2003. There has not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter other than as discussed above.

RECENT SALES OF UNREGISTERED SECURITIES;
USE OF PROCEEDS FROM REGISTERED SECURITIES

Prior sales of common shares

Blue Hawk is authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of both October 31, 2002 and January 31, 2003, we had issued 10,513,435 common shares for total consideration of $87,015 to a total of 38 registered shareholders all of whom are resident outside the United States. There are no United States shareholders of record who own shares in Blue Hawk.

Blue Hawk is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the Common Shares.

During the past three years, Blue Hawk has sold the following securities which were not registered under the Securities Act of 1933, as amended:

May 02, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Section 4(2) offering on May 02, 2002 for cash consideration of $500 and an invoice for services rendered and expenses incurred in the organization of Blue Hawk.

Name and Address	Date	Shares	Consideration *

Byron G. Cox	May 02, 2002	5,000,000	$500 cash and $4,500
595 Hornby St., Suite. 600			in services rendered
Vancouver, B.C. V6C 1A4			and expenses incurred

  * Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk in May, 2002. The services rendered were recorded in the accounting records based on the prevailing rates for such services at a rate of $50 per hour based on the level of services performed. These specific services included organization of the Company, Minutes of the Board of Directors, preparation of offering memoranda, subscription agreements and the like. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk.

We issued the foregoing restricted shares of common stock to Mr. Cox pursuant to Section 4(2) of the Securities Act of 1933. Mr. Cox is a sophisticated investor, is an officer and director of Blue Hawk, and was in possession of all material information relating to Blue Hawk. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

May 12 – 22, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Regulation S offering in between May 12 and May 22, 2002 for cash consideration of $5,000.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration

Tullamore Investments Ltd.	May 20, 2002	500,000	$500
88 Ellis Road, Crawthorn Berks,
12 G 45 6PN England
(Principal: Bryce D. Stewart)

Frank Rigney	May 12, 2002	500,000	$500
356 Taylor Way,
West Vancouver, B.C. V7T 2Y2

Diane McGlinn	May 17, 2002	500,000	$500
4 – 6250 – 48A Avenue,
Delta, B.C. V4K 4W4

Ridgeback Developments Ltd.	May 16, 2002	500,000	$500
P.O. Box 24140 APO,
5000 Miller Road,
Richmond, B.C. V7B 1Y3
(Principal: Colin McGlinn)

Rainforest Management Ltd.	May 16, 2002	500,000	$500
2550 – 555 West Hastings St.
Vancouver, B.C. V6B 4N5
(Principal: Paul Marley)

Jason Marley	May 17, 2002	500,000	$500
61 Gunn Street,
London, Ont. N6G 2C6

Marnie Marley	May 17, 2002	500,000	$500
535 Hornby Street,
Vancouver, B.C. V6C 2E8

Hosanna International Ltd.,	May 22, 2002	500,000	$500
Suite 4, Temple Street,
Nevis, W.I.
(Principal: Bay Ltd.)

987148 Alberta Ltd.	May 22, 2002	500,000	$500
434 – 13th Street, N.W.,
Calgary, Alta. T2N 1Z2
(Principal: John Leishman)

FJR Resources Ltd.	May 12, 2002	500,000	$500
1103 – 1166 Alberni St.,
Vancouver, B.C. V6E 3Z3
(Principal: Frank J. Rigney)

Total Placees: 10		5,000,000	$5,000 Cash

June 30, 2002

We issued a further 513,435 shares of common stock at a price of $0.15 per share through a Regulation S offering in June, 2002 for cash consideration of $77,015.

All subscriptions were taken up by non-U.S. residents or persons without ties to the U.S. and the offer and sale were made in “offshore transactions” with no selling efforts in the U.S. Each of the subscribers has indicated as part of the subscription that they were not acquiring the securities for the account or benefit of any U.S. person.

Name and Address	Date	Shares	Consideration

Robert G. Atkinson	June 17, 2002	60,000	$9000
6225 Imperial Avenue,
West Vancouver, B.C. V7W 2J2

C. Channing Buckland	June 07, 2002	100,000	$15000
800 – 1450 Creekside Dr.
Vancouver, B.C. V6J 5B3

Christopher F. Watson	June 28, 2002	3,400	$510
Woodcroft 12, Between The Walls,
Pembroke, Bermuda HM06

Peter F. Watson	June 30, 2002	70,000	$10500
12 Between The Walls,
Pembroke, Bermuda HM06

Cindy Marshall	June 28, 2002	6,700	$1005
3676 Yale Street,
Vancouver, B.C. V5K 1C8

Bruce Wright	June 28, 2002	6,700	$1005
3676 Yale Street,
Vancouver, B.C. V5K 1C8

New Pacific Ventures Ltd.	June 28, 2002	6,600	$990
97 North Renfrew St.,
Vancouver, B.C. V5K 3N6
(Principal: Bruce Wright)

David B. Millar	June 28, 2002	3,350	$502.50
3594 Norwood Avenue,
North Vancouver, B.C. V7N 3P7

Christine J. Millar	June 28, 2002	3,350	$502.50
3594 Norwood Avenue,
North Vancouver, B.C. V7N 3P7

Fred Gruehl	June 27, 2002	20,000	$3000
515 – 109 Front Street, E.
Toronto, Ont. M5A 4P7

Marc Gruehl	June 27, 2002	20,000	$3000
515 – 109 Front Street, E.
Toronto, Ont. M5A 4P7

Gary Vickers	June 27, 2002	20,000	$3000
515 – 109 Front Street, E.
Toronto, Ont. M5A 4P7

York Trust GMBH	June 27, 2002	20,000	$3000
Heinrich Strasse 18, 30175,
Hannover, Germany
(Principal: Fred Gruehl)

Renwood Capital Corp.	June 27, 2002	20,000	$3000
178 St. George Street,
Toronto, Ont.
(Principal: Gary Vickers)

York Trafalgar Properties Inc.	June 27, 2002	20,000	$3000
5527 Trafalgar Road,
Hornby, Ontario L0P 1E0
(Principal: Marc Gruehl)

Ed Moorhouse	June 27, 2002	20,000	$3000
3158 – 38th Avenue, West,
Vancouver, B.C. V6N 2X3

Keith Leech,	June 23, 2002	6,666	$1000
209 – 2450 Cornwall Ave.,
Vancouver B.C. V6K 1B8

Richard Gregory	June 26, 2002	20,000	$3000
4688 – 66th Street,
Delta, B.C. V4K 4Y8

WCM Systems	June 28, 2002	16,667	$2500
976 Gale Drive,
Delta, B.C. V4M 2B5
(Principal: Craig Morrison)

CNC Manutech Industries Ltd.	June 27, 2002	10,000	$1500
27222 Lougheed Highway,
Maple Ridge, B.C. V2W 1V9
(Principal: Dan Fritz)

Cantop Holdings Ltd.	June 28, 2002	6,667	$1000
Suite 3C, Centre Plaza,
Box 926, Gibraltar
(Principal: Grays Directors Ltd.)

Rushdale Ventures, SA	June 27, 2002	6,667	$1000
Salduba Bldg. Top Floor,

E 53rd St. Urbanization, Omarrio,
Panama S, Panama
(Principal: Moses Garson

Gertrude Leishman	June 25, 2002	6,667	$1000
103 – 2095 Marine Dive,
Vancouver, B.C. V7V 4V5

Estate of J.D. Leishman	June 26, 2002	6,667	$1000
c/o Royal Trust,
1055 Georgia St., 4th Floor,
Vancouver, B.C. V6E 4P3

Susan Colquon	June 30, 2002	6,667	$1000
1043 Jefferson Avenue,
West Vancouver, B.C. V7T 2A6

Trudy-Ann Leishman	June 27, 2002	6,667	$1000
P.O. Box 13,
Dewdney, B.C. V0M 1H0

Marc Sandercombe,	June 27, 2002	20,000	$3000
403 - 2280 Bellevue Ave.,
West Vancouver, B.C. V7V 1C6

Total Placees: 27		513,435 shares	$77,015.00

Each of the above issuances were through private placements of our common shares. No commissions were paid, no discounts were offered and no underwriters participated in the offerings. All shares were sold through the officers and directors. All sales were for cash only. No shares have been issued for assets or services rendered.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of Blue Hawk is insured or indemnified in any manner against any liabilit y which he may incur in his capacity as such, is as follows:

  Article XII of our Articles of Incorporation, filed as Exhibit 3.1 to the registration statement;
  Article IX of our Bylaws, filed as Exhibit 3.2 to the registration statement; and
  Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Blue Hawk responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Presently the directors and officers of Blue Hawk are not covered by liability insurance.

FINANCIAL STATEMENTS

Our fiscal year end is October 31. We will provide audited financial statements to our stockholders on an annual basis; such statements will be prepared by an Independent Certified Public Accountant or equivalency.

Our audited financial statements from inception to October 31, 2002 and from inception to January 31, 2003 immediately follow.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Index to Financial Statements

Page

Report of Independent Auditors	F-2

Balance SheetS at Janaury 31, 2003 and October 31, 2002	F-3

Statements of Operations for the three months ended January 31, 2003, from May 1, 2002 (inception) through October 31, 2002, and from
May 1, 2002 (inception) through January 31, 2003	F-4

Statement of Changes in Shareholders' Equity for the period from
May 1, 2002 (inception) through January 31, 2003	F-5

Statements of Cash Flows for the three months ended January 31, 2003, from May 1, 2002 (inception) through October 31, 2002, and from
May 1, 2002 (inception) through January 31, 2003	F-6

Notes to Financial Statements	F-7

Report of Independent Auditors

The Board of Directors and Shareholders
Blue Hawk Ventures, Inc.:

We have audited the accompanying balance sheets of Blue Hawk Ventures, Inc. as of January 31, 2003 and October 31, 2002, and the related statements of operations, shareholders' equity, and cash flows for the three months ended January 31, 2003, the period from May 1, 2002 (inception) through October 31, 2002, and from May 1, 2002 (inception) through January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Hawk Ventures, Inc. as of January 31, 2003 and October 31, 2002, and the results of its operations and its cash flows for the three months ended January 31, 2003, the period from May 1, 2002 (inception) through October 31, 2002, and from May 1, 2002 (inception) through January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to this matter is also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Harvey, P.C.
Denver, Colorado
April 24, 2003

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Balance Sheets
(Presented in U.S. Dollars)

	January 31,	October 31,
	2003	2002
Assets
Current assets:
Cash	$53,983	$64,122
Prepaid expenses	—	4,781

	$53,983	$68,903

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,450	$2,250

Total current liabilities	2,450	2,250

Shareholders’ equity (Notes 2 and 4):
Common stock, $.001 par value; 25,000,000 shares authorized,
10,513,435 and 10,513,435 shares issued and outstanding,
respectively	10,513	10,513
Additional paid-in capital	77,602	77,252
Accumulated deficit	(36,639)	(21,152)
Cumulative translation adjustment	57	40

Total shareholders’ equity	. 51,533	66,653

	$53,983	$68,903

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statements of Operations
(Presented in U.S. Dollars)

		May 1, 2002	May 1, 2002
	Three Months	(Inception)	(Inception)
	Ended	Through	Through
	January 31,	October 31,	January 31,
	2003	2002	2003
Expenses:
Stock-based compensation (Note 2):
Organization costs and offering services	$—	$4,500	$4,500
Contributed rent (Note 2)	300	600	900
Contributed administrative support (Note 2)	50	150	200
Mineral interest acquisition costs (Note 3)	—	9,116	9,116
Professional fees	12,981	4,530	17,511
Office	302	1,232	1,534
Telephone	—	320	320
Other	1,902	855	2,757

Total expenses	15,535	21,303	36,838

Loss from operations	(15,535)	(21,303)	(36,838)
Interest income	48	151	199

Loss before income taxes	(15,487)	(21,152)	(36,639)

Income tax provision (Note 5)	—	—	—

Net loss	$(15,487)	$(21,152)	$(36,639)

Basic and diluted loss per share	$(0.00)	$(0.00)

Basic and diluted weighted average
common shares outstanding	10,513,435	10,183,458

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statements of Operations
(Presented in U.S. Dollars)

Common Stock		Additional Paid-In Capital	Accumulated Deficit	Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value				
Balance at May 1, 2002 (inception)	—	$ —	$ —	$ —	$ —	$ —
May 2002, common stock sold to an officer ($.001/share) (Note 2)	500,000	500	—	—	—	500
May 2002, common stock issued to an officer in exchange for organization and stock offering services ($.001/share) (Note 2)	4,500,000	4,500	—	—	—	4,500
May 2002, common stock sold in private stock offering ($.001/share) (Note 4)	5,000,000	5,000	—	—	—	5,000
July and August 2002, common stock sold in private stock offering ($.15/share) (Note 4)	513,435	513	76,502	—	—	77,015
Office space and administrative support contributed by a director (Note 2)	—	—	750	—	—	750
Comprehensive loss:						
Net loss, period ended October 31, 2002	—	—	—	(21,152)	—	(21,152)
Cumulative translation adjustment	—	—	—	—	40	40
Comprehensive loss	—	—	—	—	—	(21,112)
Balance at October 31, 2002	10,513,435	10,513	77,252	(21,152)	40	66,653
Office space and administrative support contributed by a director (Note 2)	—	—	350	—	—	350
Comprehensive loss:						
Net loss, three months ended January 31, 2003	—	—	—	(15,487)	—	(15,487)
Cumulative translation adjustment	—	—	—	—	17	17
Comprehensive loss	—	—	—	—	—	(15,470)
Balance at Janaury 31, 2003	10,513,435	$ 10,513	$ 77,602	$ (36,639)	$ 57	$ 51,533

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Statements of Cash Flows
(Presented in U.S. Dollars)

			May 1, 2002	May 1, 2002
		Three Months	(Inception)	(Inception)
		Ended	Through	Through
		January 31,	October 31,	January 31,
		2003	2002	2003
Cash flows from operating activities:
Net loss		$(15,487)	$(21,152)	$(36,639)
Adjustments to reconcile net loss to net cash
used by operating activities:
Stock-based compensation		—	4,500	4,500
Office space and administrative support
contributed by a director (Note 2)		350	750	1,100
Changes in operating assets and liabilities:
Prepaid expenses		4,781	(4,781)	—
Accounts payable and accrued expenses		200	2,250	2,450

Net cash used in
operating activities		(10,156)	(18,433)	(28,589)

Cash flows from financing activities:
Proceeds from the sale of common stock		—	82,515	82,515

Net cash provided by
financing activities		—	82,515	82,515

Effect of exchange rate changes on cash		17	40	57

Net change in cash		(10,139)	64,122	53,983
Cash, beginning of period		64,122	—	—

Cash, end of period		$53,983	$64,122	$53,983

Supplemental disclosure of cash flow information:
Income taxes	.$	—	$—	$—

Interest		$—	$—	$—

See accompanying notes to financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(1)     Summary of Significant Accounting Policies

Organization and Basis of Presentation
Blue Hawk Ventures, Inc. (the "Company") was incorporated in the state of Nevada on May 1, 2002 to engage in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage in accordance with Industry Guide 7. On September 23, 2002, the Company entered into an Option to purchase and Royalty Agreement to acquire 100 percent of 12 mineral claims located in Lac du Bonnet Mining Division, Manitoba, Canada (see Note 3). The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company's significant operating losses raise substantial doubt about the ability to continue as a going concern. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, dependence upon strategic alliances, and the historical success rate of mineral exploration. Management's plan is to acquire interests in certain mining claims and explore for minerals.

The Company's future success is primarily dependent upon the existence of minerals on the property for which the Company owns an option to acquire claims. No minerals have yet been discovered on the property. The Company's success will also be dependent upon its ability to raise sufficient capital to fund its exploration program and, if minerals are discovered, to mine the discovery on a timely and cost-effective basis.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Functional Currency
The Company's functional currency is the Canadian dollar; however, the accompanying financial statements and footnotes refer to United States ("U.S.") dollars unless Canadian dollars are specifically designated with "CDN".

Cash and Cash Equivalents
The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. There were no cash equivalents at January 31, 2003 or October 31, 2002.

Financial Instruments
At January 31, 2003 and October 31, 2002, the fair value of the Company's financial instruments approximate their carrying value based on their terms and interest rates.

Mineral Interest Costs
Mineral interest acquisition costs include cash consideration and the estimated fair value of common shares issued for mineral properties, based on recent share issuances. Exploration and development expenditures are expensed in the period incurred until such time as the Company establishes the

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

existence of commercial feasibility, at which time these costs will be deferred. Administrative expenditures are expensed in the period incurred.

Mineral interest acquisition costs and related interest and financing costs may be deferred until the property is placed into production, sold or abandoned. Mineral interest acquisition costs will be deferred only when and if proven and probable reserves have been found to exist. No proven or probable reserves are currently known to exist.

Any deferred costs will be amortized on a unit-of-production basis over the estimated proven and probable reserves of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of Statements of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Offering Costs
The Company defers offering costs, such as legal, accounting and printing costs, until such time as the offering is completed. At that time, the Company offsets the offering costs against the proceeds from the offering. If an offering is unsuccessful, the costs are charged to operations.

Earnings (loss) per Common Share
The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. At January 31, 2003 and October 31, 2002, there were no variances between the basic and diluted loss per share as there were no potentially dilutive securities outstanding.

Income Taxes
The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

Stock-based Compensation
The Company accounts for stock-based compensation arrangements in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principle Board ("APB") Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. The Company did not report pro forma disclosures in the accompanying financial statements as the Company did not grant any employee stock options as of January 31, 2003 or October 31, 2002.

Foreign Currency Translation
The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Fiscal Year-end
The Company has adopted October 31, as its fiscal year-end. The accompanying financial statements include the periods from May 1, 2002 (inception) through October 31, 2002, the three months ended January 31, 2003, and from May 1, 2002 (inception) through January 31, 2003.

New Accounting Principle
During 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement requires SFAS No. 123 disclosure requirements in both annual and interim financial statements. The Company will continue to measure stock-based compensation expense in accordance with APB Opinion 25, Accounting for Stock Issued to Employees, and its related interpretations, and therefore, we do not anticipate that the adoption of SFAS No. 148 will have a material impact on the Company's financial statements.

(2)     Related Party Transactions

An officer contributed office space to the Company for all periods presented. The office space was valued at $100 per month based on the market rate in the local area and is included in the accompanying financial statements as contributed rent expense with a corresponding credit to additional paid-in capital.

An officer and a director contributed administrative services to the Company from May 1, 2002 (inception) through October 31, 2002. The time and effort was recorded in the accompanying financial statements based on the prevailing rates for such services, which equaled $50 per hour based on the

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

level of services performed. The services are reported as contributed administrative services with a corresponding credit to additional paid-in capital.

In May 2002, the Company sold 500,000 shares of its restricted common stock to a director for $500 ($.001/share).

In May 2002, the Company issued 4,500,000 shares of its restricted common stock to a director of the Company in exchange for organization and stock offering services. On the transaction date, the Company's common stock had no reliable market value. The value of the transaction could not be objectively measured as the services were rendered by a related party. The shares were valued by the Board of Directors at $.001 per share based on contemporaneous stock issuances with unrelated third parties. The transaction resulted in net stock-based compensation expense of $4,500.

On September 23, 2002, the Company and a director entered into a trust agreement whereby the director of the Company will hold the Mineral Claims (see Note 3) on behalf of the Company until the initial exploration program is completed.

(3)     Option on Mineral Interests

On September 23, 2002, the Company entered into an Option to Purchase and Royalty Agreement to acquire 100 percent of 12 mineral claims located in Lac du Bonnet Mining Division, Manitoba, Canada. Under the terms of the Option Agreement, the Company is required to:

A.	Make option payments and issue shares of its common stock as follows:

		Cash	Common
		Payments	Stock	Due Date
	CDN $	13,000.00	-	Closing of Option Agreement
	CDN $	10,000.00	25,000	December 31, 2003
	CDN $	20,000.00	25,000	December 31, 2004
	CDN $	25,000.00	25,000	December 31, 2005
	CDN $	150,000.00	25,000	December 31, 2006

B.	Incur exploration expenditures on the mineral claims in four phases, as recommended by a competent geologist or engineer;
C.	Make advance royalty payments of CDN$50,000 per year, commencing January 1, 2007, until the claims are placed into production.

In addition to the above terms, the optionor will retain a three percent net smelter royalty and the Company will pay a finder's fee equal to ten percent of all cash payments and share issuances concurrently with the option payments pursuant to the terms of the Option to Purchase and Royalty Agreement.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(4)     Shareholders' Equity

During May 2002, the Company offered for sale 5,000,000 shares at of its $.001 par value common stock at a price of $0.001 per share. The Company closed the offering after selling all 5,000,000 shares for gross proceeds of $5,000.

During July and August 2002, the Company offered for sale 1,000,000 shares at of its $.001 par value common stock at a price of $0.15 per share. The Company closed the offering after selling 513,435 shares for gross proceeds of $77,015.

Each offering was made in reliance on an exemption from registration of a trade in the United States under Rule 504 of Regulation D of the United States Securities Act of 1933, as amended.

(5)     Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	January 31, 2003	October 31, 2002

U.S. statutory federal rate	15.00%	15.00%
Contributed rent and services	-0.34%	-1.40%
Net operating loss for which no tax benefit is currently available	-14.66%	-13.60%

	0.00%	0.00%

At January 31, 2003, deferred tax assets consisted of a net tax asset of $3,364, due to operating loss carryforwards of $22,423, which was fully allowed for, in the valuation allowance of $3,364. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended January 31, 2003 and the period from May 1, 2002 (inception) through October 31, 2002 totaled $2,271 and $1,093, respectively. The current tax benefit also totaled $2,271 and $1,093 for the three months ended January 31, 2003 and the period from May 1, 2002 (inception) through October 31, 2002, respectively. The net operating loss carryforward expires through the year 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Company)
Notes to Financial Statements

(6)     Subsequent Events

A Phase I exploration program on the Company's option on mineral interests, estimated to cost CDN$35,750, has been recommended by an expert geologist. A Phase II program would be recommended, and estimated to cost CDN$74,800, contingent on the Phase I results.

LIST OF EXHIBITS

Exhibit No.	Document Description
3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate
10.1	Option To Purchase And Royalty Agreement
10.2	Trust Agreement
23.1	Consent of Cordovano & Harvey, P.C., Certified Public Accountants
23.2	Consent of David J Busch, P. Geo.
23.3	Consent of Cordial Resources Ltd.
23.4	Consent of R. A. Bernatchez, P. Eng.
99.1	Evaluation of the Little Bear Lake Property

DESCRIPTION OF EXHIBITS

Exhibit 3.1
Articles of Incorporation of Blue Hawk Ventures, Inc. dated May 01, 2002

Exhibit 3.
Bylaws of Blue Hawk Ventures, Inc. dated May 02, 2002

Exhibit 4.
Specimen Stock Certificate issued by Pacific Stock Transfer Company

Exhibit 10.
Option To Purchase And Royalty Agreement between Blue Hawk Ventures, Inc. and Ozias Theriault of Geraldton, Ontario dated September 23, 2002 to acquire a 100% interest in the Little Bear Lake Claims, Lac Du Bonnet Mining Division, Manitoba

Exhibit 10.
Trust Agreement between Blue Hawk Ventures, Inc. and Byron G. Cox, president and director of Blue Hawk dated August 31, 2002 whereby Cox will hold the Little Bear Claims in trust on behalf of Blue Hawk

Exhibit 23.1
Consent of Cordovano & Harvey, P.C., Certified Public Accountants, dated March 14, 2003 regarding the use in this registration statement of their report of the auditors and for the financial statements for the period ending October 31, 2002 and January 31, 2003.

Exhibit 23.2
Consent of David J. Busch, B.Sc. (honours), P. Geo, dated November 08, 2002 to the use in this registration statement of his “An Evaluation of the Little Bear Property, Winnipeg River Plutonic Complex, Manitoba” dated November 08, 2002

Exhibit 23.3
Consent of Cordial Resources Ltd., dated April 24th, 2003, to use in this registration statement of references to any and all information pertaining to the Little Bear Lake Claims previously provided to or by Cordial Resources Ltd. or which was determined as a result of work on behalf of Cordial Resources Ltd. by Mr. R. A. Bernatchez in his "Qualifying Report On The Little Bear Property in the Cat Lake - Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba", dated October 30, 1997.

Exhibit 23.4.
Consent of R. A. Bernatchez, P. Eng., dated April 25, 2003, to the use in this registration statement of references to his “Qualifying Report On The Little Bear Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba” dated October 30, 1997

Exhibit 99.
Evaluation of The Little Bear Lake Property by David J. Busch, B.Sc. (honours), P. Geo. Dated November 08, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  Blue Hawk Ventures, Inc.
  (Registrant)

  Date: May 01, 2003

  BY: /s/ “Byron G. Cox”

  Byron G. Cox, President

Exhibit 3.1

ARTICLES OF INCORPORATION

OF

BLUE HAWK VENTURES, INC.
a Nevada Corporation

I, the undersigned, being the original incorporator herein named for the purpose of forming a corporation under the General Corporation Laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation hereby declaring and certifying that the facts herein stated are true.

ARTICLE I
NAME

The name of the corporation is BLUE HAWK VENTURES, INC.

ARTICLE II
RESIDENT AGENT AND REGISTERED OFFICE

Section 2.01     Registered Agent.     The name and address of the Resident Agent for service of process in Nevada is Nevada Corporate Headquarters, Inc., 101 Convention Center Drive, Suite 700, Las Vegas, Nevada, 89109; Mail Address, P.O. Box 27740, Las Vegas, Nevada 89126.

Section 2.02     Registered Office.     The address of the Registered Office of the Corporation is 101 Convention Center Drive, Suite 700, Las Vegas, Nevada, 89109.

Section 2.03.     Other Offices.     The Corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted and meetings of Directors and Stockholders may be held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE III
PURPOSE

The corporation is organized for the purpose of engaging in any lawful activity within or without the State of Nevada.

ARTICLE IV
SHARES OF STOCK

Section 4.01     Number and Class.     The Corporation shall authorize the issuance of a single class of Capital Stock in the amount of twenty five million (25,000,000) shares of Common Stock at $0.001 par value.

Notwithstanding the foregoing, these Articles hereby vest the Board of Directors of the Corporation with such authority as may be necessary to prescribe such classes, series and numbers of each class or series of Stock. In addition, the Board is hereby vested with such authority as may be necessary to prescribe the

Articles - Blue Hawk Ventures, Inc.

voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Stock created. All classes of Stock may be issued from time to time without action by Stockholders.

Section 4.02     No Preemptive Rights.     Unless otherwise determined by the Board of Directors, holders of the Stock of the Corporation shall not have any preference, preemptive right or right of subscription to acquire any shares of the Corporation authorized, issued or sold, or to be authorized, issued or sold, and convertible into shares of the Corporation, nor to any right of subscription thereto.

Section 4.03     Non-Assessability of Shares.     The Shares of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no Stock issued as fully paid shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in this particular.

ARTICLE V
DIRECTORS

Section 5.01     Governing Board     The members of the Governing Board of the Corporation shall be styled as Directors.

Section 5.02     Initial Board of Directors     The Initial Board of Directors shall consist of not less than one (1) and not more than seven (7) members. The name and address of the initial member of the Board of Directors is as follows:

Cort W. Christie          P.O. Box 27740, Las Vegas, Nevada 89126

This individual shall serve as Director until the first annual meeting of the Stockholders or until his successor(s) shall have been elected and qualified.

Section 5.03     Change in Number of Directors     The number of Directors may be increased or decreased by a duly adopted amendment to the Bylaws of the Corporation.

ARTICLE VI
INCORPORATOR

The name and address of the incorporator is Nevada Corporate Headquarters, Inc., P.O. Box 27740, Las Vegas, Nevada 89126.

ARTICLE VII
PERIOD OF DURATION

The corporation is to have perpetual existence.

ARTICLE VIII
DIRECTORS' AND OFFICERS' LIABILITY

A Director or Officer of the Corporation shall not be personally liable to this Corporation or its

Articles - Blue Hawk Ventures, Inc.

Stockholders for damages for breach of fiduciary duty as a Director of Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or knowing violation of law or (ii) the unlawful payment of distributions. Any repeal or modification of this Article by the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the Corporation for Acts or omissions prior to such repeal or modification.

ARTICLE IX
INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director of Officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgements, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of Officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Officer or Director to repay the amount if it ultimately determined by a court of competent jurisdiction that he is not entitled to the indemnification by the Corporation. Such right of indemnification shall not be exclusive of any other right which such Directors, Officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of Stockholders, provision of law or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Stockholders or the Board of Directors may adopt by-laws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Corporation, or is or was serving at the request of the Corporation as a Director or Officer of another corporation, or its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a Director, Officer, employee or agent of the Corporation and shall enure to the benefit of the heirs, executors and administrators of such person.

ARTICLE X
AMENDMENTS

Subject at all times to the express provisions of Section 4.03 which cannot be amended, this Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation or its Bylaws in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws and all rights conferred upon the Stockholders are granted subject to this reservation.

Articles - Blue Hawk Ventures, Inc.

ARTICLE XI
POWERS OF DIRECTORS

In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

1.	Subject to the Bylaws, if any, adopted by the Stockholders, to make, alter or amend the Bylaws of the Corporation;

2.	To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the Corporation;

3.	To authorize the guaranty by the Corporation of securities, evidences of indebtedness and obligations of other persons, Corporations and business entities;

4.	To set apart any of the funds of the Corporation available for distributions a reserve or reserves for any proper purpose and to abolish any such reserve;

5.	By resolution, to designate one (1) or more committees, each committee to consist of at least one (1) Director of the Corporation, which, to the extent provided in the resolution or in the Bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors; and

6.	To authorize the Corporation by its Officers or agents to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation except, and to the extent, that any such statute shall require action by the Stockholders of the Corporation with regard to the exercising of any such power or the doing of any such act or thing.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, except as otherwise provided herein and by law.

IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of May, 2002, hereby declaring and certifying that the facts stated hereinabove are true.

/s/	"Cort W. Christie"

Cort W. Christie
(for Nevada Corporate Headquarters, Inc.)

I, NEVADA CORPORATE HEADQUARTERS, INC. hereby accept as Resident Agent for the previously named Corporation on 1st day of May, 2002.

/s/	"Dianna R. Temple"

Dianna R. Temple - Office Administrator
(On behalf of Nevada Corporate Headquarters, Inc.)

Articles - Blue Hawk Ventures, Inc.

Exhibit 3.2

BYLAWS

OF

BLUE HAWK VENTURES, INC.

ARTICLE I
SHAREHOLDER'S MEETINGS

01.        Annual Meetings

The annual meeting of the shareholders of this Corporation, for the purpose of election of Directors and for such other business as may properly be brought before it, shall be held at the registered office of the Corporation, or such other places, either within or without the State of Nevada, as may be designated by the notice of the meeting, on the second week in May of each and every year, at 1:00 p.m., commencing in 2003, but in case such day shall be a legal holiday, the meeting shall be held at the same hour and place on the next succeeding day not a holiday.

02.        Special Meetings

Special meetings of the shareholders of this Corporation, for any purpose or purposes unless otherwise proscribed by statute or of the Articles of Incorporation, may be called at any time by the holders of ten percent (10%) of the issued and outstanding voting shares of the Corporation entitled to vote, or by the President or by the Secretary or by the Board of Directors or a majority thereof. No business shall be transacted at any special meeting of shareholders except as is specified in the notice calling for said meeting. The Board of Directors may designate any place, either within or without the State of Nevada, as the place of any special meeting called by the president or the Board of Directors, and special meetings called at the request of shareholders shall be held at such place in the State of Nevada, as may be determined by the Board of Directors and placed in the notice of such meeting.

03.        Notice of Meeting

Written notice of annual or special meetings of shareholders stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given by the Secretary or the President or persons authorized to call the meeting to each shareholder of record entitled to vote at the meeting. Such notice shall be given not less than ten (10) nor more than fifty (50) days prior to the date of the meeting, and such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation.

04.        Waiver of Notice

Notice of the time, place, and purpose of any meeting may be waived in writing and will be waived by any shareholder by his/her attendance thereat in person or by proxy. Any shareholder so waiving shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

05.        Quorum and Adjourned Meetings

A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. A majority of the shares represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders

Bylaws – Blue Hawk Ventures, Inc.

present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

06.        Proxies

At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his/her duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three (3) months from the date of its execution, unless otherwise provided in the proxy. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding Officer of the meeting.

07.        Voting of Shares

Except as otherwise provided in the Articles of Incorporation or in these Bylaws, every shareholder of record shall have the right at every shareholder's meeting to one (1) vote for every share standing in his/her name on the books of the Corporation, and the affirmative vote of a majority of the shares represented at a meeting and entitled to vote thereat shall be necessary for the adoption of a motion or for the determination of all questions and business which shall come before the meeting, unless the question is one upon which by express provision of the Statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. Upon demand of any Shareholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

08.        Action Without A Meeting

Any action which may be taken by the vote of the Shareholders at a meeting may be taken without a meeting if authorized by the written consent of Shareholders holding at least a majority of the voting power, unless the provisions of the statutes or the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case the greater proportion of written consents shall be required.

ARTICLE II
DIRECTORS

01.        General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the Shareholders.

02.        Number, Tenure and Qualifications

The number of Directors of the Corporation shall be not less than one nor more than seven (7). The Directors shall be elected at the annual general meeting of the Shareholders and except as provided in Section 2 of this Article, each Director shall hold office until the next annual meeting of shareholders and/or until his/her successor shall have been elected and qualified. Directors need not be residents of the State of Nevada or shareholders of the Corporation. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

Bylaws – Blue Hawk Ventures, Inc.

03.        Election

The Directors shall be elected by the shareholders at their annual meeting each year; and if, for any cause the Directors shall not have been elected at an annual meeting, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by these Bylaws.

04.        Vacancies

In case of any vacancy in the Board of Directors including that caused by an increase in the authorized number of Directors, the remaining Director(s), whether constituting a quorum or not, may elect a successor to hold office for the unexpired portion of the terms of the Director(s) whose place shall be vacant, and until his/her successor shall have been duly elected and qualified. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the case of the death, resignation or removal of any Directors, or if the authorized number of Directors be increased, or if the Shareholders fail at any annual or special meeting of Shareholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at the Meeting. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board of Directors or the Shareholders shall have power to elect a successor to take office when the resignation is to become effective.

05.        Resignation

Any Director may resign at any time by delivering written notice to the secretary of the Corporation.

06.        Meetings

At any annual, special or regular meeting of the Board of Directors, any business may be transacted, and the Board may exercise all of its powers. Any such annual, special or regular meeting of the Board of Directors of the Corporation may be held outside of the State of Nevada, and any member or members of the Board of Directors of the Corporation may participate in any such meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time; the participation by such means shall constitute presence in person at such meeting.

The transactions at any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though it had been held at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the minutes of the meeting.

A.	Annual Meeting of Directors

Annual meetings of the Board of Directors shall be held immediately after the annual shareholders' meeting or at such time and place as may be determined by the Directors. No notice of the annual meeting of the Board of Directors shall be necessary.

B.	Special Meetings

Special meetings of the Directors shall be called at any time and place upon the call of the President, Secretary or any Director. Notice of the time and place of each special meeting shall be given by the secretary, or the persons calling the meeting, by mail, telegram, facsimile or by personal communication by telephone or otherwise at least twenty-four (24) hours in advance of the time of the meeting. The purpose of the

Bylaws – Blue Hawk Ventures, Inc.

meeting need not be given in the notice. Notice of any special meeting may be waived in writing or by facsimile (either before or after such meeting) and will be waived by any provided shall be due, legal and personal notice to such Director Director in attendance at such meeting. Such mailing, telegraphy, or delivery as above

C.	Regular Meetings of Directors

Regular meetings of the Board of Directors shall be held at such place and on such day and hour as shall from time to time be fixed by resolution of the Board of Directors. No notice of regular meetings of the Board of Directors shall be necessary.

07.        Quorum and Voting

A majority of the Directors presently in office shall constitute a quorum for all purposes, but a lesser number may adjourn any meeting, and the meeting may be held as adjourned without further notice. At each meeting of the Board at which a quorum is present, the act of a majority of the Directors present at the meeting shall be the act of the Board of Directors unless a greater number be required by statute or the Articles of Incorporation. The Directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board of Directors shall be as valid and effective in all respects as if passed by the Board of Directors at a regular meeting.

08.        Compensation

By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

09.        Resumption of Assent

A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered in the minutes of the meeting or unless he/she shall file his/her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

10.        Executive and Other Committees

The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors, in reference to amending the Articles of Incorporation, adoption a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all of substantially all the property and assets of the dissolution of the Corporation or a revocation thereof, designation of any such committee and the delegation thereto of authority shall not operate to relieve any member of the Board of Directors of any responsibility imposed by law. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum,

Bylaws – Blue Hawk Ventures, Inc.

unanimously appoint another member of the Board of Directors to act at the meeting in place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

11.        Chairman of Board of Directors

The Board of Directors may, in its discretion, elect a chairman of the Board of Directors from its members; and, if a chairman has been elected, he/she shall, when present, preside at all meetings of the Board of Directors and the shareholders and shall have such other powers as the Board may prescribe.

12.        Removal

Directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of Directors. The holders of a majority of the issued and outstanding voting shares entitled to vote may at any time peremptorily terminate the office of any or all of the Directors by vote at a meeting called for such purpose or by a written statement filed with the Secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously.

ARTICLE III
ACTIONS BY WRITTEN CONSENT

Any corporate action required by the Articles of Incorporation, Bylaws, or the laws under which this Corporation is formed, to be voted upon or approved at a duly called meeting of the Directors or shareholders may be accomplished without a meeting if a written memorandum of the respective Directors or shareholders, setting forth the action so taken, shall be signed by all the Directors or shareholders, as the case may be and such written consent is filed with the minutes of the proceedings by the Board of Directors or committee of the Board of Directors.

ARTICLE IV
OFFICERS

01.        Officers Designated

The Officers of the Corporation shall be a president, one or more vice presidents (the number thereof to be determined by the Board of Directors), a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other Officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any Officer may be held by the same person, except that in the event that the Corporation shall have more than one director, the offices of president and secretary shall be held by different persons.

02.        Election, Qualification and Term of Office

Each of the Officers shall be elected by the Board of Directors. None of said Officers except the president need be a Director, but a vice president who is not a Director cannot succeed to or fill the office of president. The Officers shall be elected by the Board of Directors. Except as hereinafter provide, each of said Officers shall hold office from the date of his/her election until the next annual meeting of the Board of Directors and until his/her successor shall have been duly elected and qualified.

Bylaws – Blue Hawk Ventures, Inc.
Page5

03.        Powers and Duties

The powers and duties of the respective corporate Officers shall be as follows:

A.	President

The president shall be the chief executive Officer of the Corporation and, subject to the direction and control of the Board of Directors, shall have general charge and supervision over its property, business, and affairs. He/she shall, unless a Chairman of the Board of Directors has been elected and is present, preside at meetings of the shareholders and the Board of Directors.

B.	Vice President

In the absence of the president or his/her inability to act, the senior vice president shall act in his place and stead and shall have all the powers and authority of the president, except as limited by resolution of the Board of Directors.

C.	Secretary

The secretary shall:

	1.	Keep the minutes of the shareholder's and of the Board of Directors meetings in one or more books provided for that purpose;

	2.	See that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;

	3.	Be custodian of the corporate records and of the seal of the Corporation and affix the seal of the Corporation to all documents as may be required;

	4.	Keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder;

	5.	Sign with the president, or a vice president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;

	6.	Have general charge of the stock transfer books of the corporation; and,

	7.	In general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the Board of Directors.

D.	Treasurer

Subject to the direction and control of the Board of Directors, the treasurer shall have the custody, control and disposition of the funds and securities of the Corporation and shall account for the same; and, at the expiration of his/her term of office, he/she shall turn over to his/her successor all property of the Corporation in his/her possession.

E.	Assistant Secretaries and Assistant Treasurers

The assistant secretaries, when authorized by the Board of Directors, may sign with the president or a vice president certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers shall, respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

Bylaws – Blue Hawk Ventures, Inc.

04.        Removal

The Board of Directors shall have the right to remove any Officer whenever in its judgment the best interest of the Corporation will be served thereby.

05.        Vacancies

The Board of Directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his/her successor shall have been duly elected and qualified.

06.        Salaries

The salaries of all Officers of the Corporation shall be fixed by the Board of Directors.

ARTICLE V
SHARE CERTIFICATES and CAPITAL STOCK

01.        Form and Execution of Certificates

Certificates for shares of the Corporation shall be in such form as is consistent with the provisions of the Corporation laws of the State of Nevada. They shall be signed by the president and by the secretary, and the seal of the Corporation shall be affixed thereto. Certificates may be issued for fractional shares. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative participating, optional or other special rights of the various classes of Shares or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or the back of the certificate, which the Corporation shall issue to represent such Shares

02.        Transfers

Shares may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by a written power of attorney to assign and transfer the same signed by the record holder of the certificate. Except as otherwise specifically provided in these Bylaws, no shares shall be transferred on the books of the Corporation until the outstanding certificate therefor has been surrendered to the Corporation.

03.        Loss or Destruction of Certificates

In case of loss or destruction of any certificate of shares, another may be issued in its place upon proof of such loss or destruction and upon the giving of a satisfactory bond of indemnity to the Corporation. A new certificate may be issued without requiring any bond, when in the judgment of the Board of Directors it is proper to do so.

04.        Facsimile Signatures

If a certificate is signed by a transfer agent other than the Corporation or its employees or (2) by a registrar other than the Corporation or its employees, the signatures of the Officers of the Corporation may be facsimiles. In case any Officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such Officer before such certificate is issues, such certificate may be issued with the same effect as though the person had not ceased to be such Officer. The seal of the Corporation, or a facsimile thereof, may, but need not be, affixed to certificates of Stock.

Bylaws – Blue Hawk Ventures, Inc.

05.        Registered Owner

The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and distribution, and the Corporation shall not be bound to recognize any equitable or other claim or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VI
BOOKS AND RECORDS

01.        Books of Accounts, Minutes and Share Register

The Corporation shall keep complete books and records of accounts and minutes of the proceedings of the Board of Directors and shareholders and shall keep at its registered office, principal place of business, or at the office of its transfer agent or registrar a share register giving the names of the shareholders in alphabetical order and showing their respective addresses and the number of shares held by each.

02.        Copies of Resolutions

Any person dealing with the Corporation may rely upon a copy of any of the records of the proceedings, resolutions, or votes of the Board of Directors or shareholders, when certified by the president or secretary.

ARTICLE VII
CORPORATE SEAL

The following is an impression of the corporate seal of this Corporation:

ARTICLE VIII
LOANS

Generally, no loans shall be made by the Corporation to its Officers or Directors, unless first approved by the holder of two-third of the voting shares, and no loans shall be made by the Corporation secured by its shares. Loans shall be permitted to be made to Officers, Directors and employees of the Corporation for moving expenses, including the cost of procuring housing. Such loans shall be limited to $25,000.00 per individual upon unanimous consent of the Board of Directors.

ARTICLE IX
INDEMNIFICATION OF DIRECTORS AND OFFICERS

01.        Indemnification

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other

Bylaws – Blue Hawk Ventures, Inc.

enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action proceeding, had reasonable cause to believe that such person's conduct was unlawful.

02.        Derivative Action

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and amount paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

03.        Successful Defense

To the extent that a Director, Trustee, Officer, employee or Agent of the Corporation has been successful on the merits or otherwise, in whole or in part in defense of any action, suit or proceeding referred to in Paragraphs .01 and .02 above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

04.        Authorization

Any indemnification under Paragraphs .01 and .02 above (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, Trustee, Officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Paragraphs .01 and .02 above. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (b) is such a quorum is not obtainable, by a majority vote of the Directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the Directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the Shareholders.

Anyone making such a determination under this Paragraph .04 may determine that a person has met the

Bylaws – Blue Hawk Ventures, Inc.

standards therein set forth as to some claims, issues or matters but not as to others, and may reasonably prorate amounts to be paid as indemnification.

05.        Advances

Expenses incurred in defending civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Paragraph .04 above upon receipt of an undertaking by or on behalf of the Director, Trustee, Officer, employee or agent to repay such amount unless it shall ultimately be by the Corporation is authorized in this Section.

06.        Nonexclusivity

The indemnification provided in this Section shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Trustee, Officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

07.        Insurance

The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, Trustee, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Trustee, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability assessed against such person in any such capacity or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability.

08.        "Corporation" Defined

For purposes of this Section, references to the "Corporation" shall include, in addition to the Corporation, an constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its Directors, Trustees, Officers, employees or agents, so that any person who is or was a Director, Trustee, Officer, employee or agent of such constituent corporation or of any entity a majority of the voting Shares of which is owned by such constituent corporation or is or was serving at the request of such constituent corporation as a Director, Trustee, Officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving Corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

09.        Further Bylaws

The Board of Directors may from time to time adopt further Bylaws with specific respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

Bylaws – Blue Hawk Ventures, Inc.

ARTICLE X
AMENDMENT OF BYLAWS

01.        By the Shareholders

These Bylaws may be amended, altered, or repealed at any regular or special meeting of the shareholders if notice of the proposed alteration or amendment is contained in the notice of the meeting.

02.        By the Board of Directors

These Bylaws may be amended, altered, or repealed by the affirmative vote of a majority of the entire Board of Directors at any regular or special meeting of the Board.

ARTICLE XI
FISCAL YEAR

The fiscal year of the Corporation shall be set by resolution of the Board of Directors.

ARTICLE XII
RULES OF ORDER

The rules contained in the most recent edition of Robert's Rules or Order, Newly Revised, shall govern all meetings of shareholders and Directors where those rules are not inconsistent with the Articles of Incorporation, Bylaws, or special rules or order of the Corporation.

ARTICLE XIII
REIMBURSEMENT OF DISALLOWED EXPENSES

If any salary, payment, reimbursement, employee fringe benefit, expense allowance payment, or other expense incurred by the Corporation for the benefit of an employee is disallowed in whole or in part as a deductible expense of the Corporation for Federal Income Tax purposes, the employee shall reimburse the Corporation, upon notice and demand, to the full extent of the disallowance. This legally enforceable obligation is in accordance with the provisions of Revenue Ruling 69-115, 1969-1 C.B. 50, and is for the purpose of entitling such employee to a business expense deduction for the taxable year in which the repayment is made to the Corporation. In this manner, the Corporation shall be protected from having to bear the entire burden of disallowed expense items.

ARTICLE IXV
GENERAL PROVISIONS

01.        Registered Office

The registered office of the Corporation shall be in the County of Clark, State of Nevada. The Corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the Corporation may require.

02.        Distributions

Distributions upon the capital stock of the Corporation, subject to the provision of the Articles of

Bylaws – Blue Hawk Ventures, Inc.

Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Distributions may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Articles of Incorporation.

03.        Reserves

Before payment of any distribution, there may be set aside out of any funds of the Corporation available for distributions such sum or sums as the Directors may from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing distributions or for repairing or maintaining any property of the Corporation or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

04.        Checks and Notes

All checks or demands for money and notes of the Corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

APPROVED AND ADOPTED this ______ day of May, 2002

/s/ Brian C. Doutaz
___________________________________________________________
Brian C. Doutaz
Secretary

CERTIFICATE OF SECRETARY

I, Brian c. Doutaz hereby certify that I am the duly appointed Secretary of BLUE HAWK VENTURES, INC. and that the foregoing Bylaws, constitute the code of Bylaws of BLUE HAWK VENTURES, INC. as duly adopted at a regular meeting of the Board of Directors of the Corporation.

DATED this ______ day of May, 2002.

/s/ Brian C. Doutaz
___________________________________________________________
Brian C. Doutaz
Secretary

Bylaws – Blue Hawk Ventures, Inc.

Exhibit 4.1

BLUE HAWK VENTURES, INC.
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
AUTHORIZED SHARES $0.001 PAR VALUE

NUMBER	SHARES
CUSIP 095540-10-0
See Reverse For Certain Definitions

THIS CERTIFIES THAT

Is The Owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF $0.001 PAR VALUE COMMON

STOCK OF

BLUE HAWK VENTURES, INC.

transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This Certificate and the shares represented hereby are subject to the laws of the State of Nevada, and to the Articles of Incorporation and Bylaws of the Corporation, as now or hereafter amended. This certificate is not valid unless countersigned by the Transfer Agent.

WITNESS, the facsimile seal of the Corporation and the signatures of its duly authorized officers.

Dated:

_____________________________ Secretary	Seal	_____________________________ President

BLUE HAWK VENTURES, INC.

The following abbreviations when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable law or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common
UNIF GIFT MIN ACT - __________ Custodian ___________ (Minor) under Uniform
Gifts to Minors Act ____________ (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____________________________ hereby sell, assign and transfer unto _______________

(Please insert Social Security or other identifying number of Assignee).

________________________________________________________________________________________

(Please print or typewrite name and address, including zip code of Assignee)

________________________________________________________________________________________

________________________________________________________________________________________

__________________________________________________________ shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint _________________________________
_________ Attorney to transfer the said stock on the books of the within-named Corporation, with full power of substitution in the premises.

Dated: _________________

X ______________________________________________________________________________________
Notice: The signature to this Assignment must correspond with the name as written upon the face of this certificate in every particular, without alteration or enlargement or any change whatsoever. The signature(s) must be guaranteed by an eligible guarantor institution (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions with membership

Signature(s) Guaranteed:

___________________________

TRANSFER FEE WILL APPLY

Exhibit 10.1

OPTION TO PURCHASE AND ROYALTY AGREEMENT

THIS AGREEMENT made as of the 23rd day of September, 2002.

BETWEEN:

OZIAS THERIAULT, prospector, having an office at P.O. Box 280, Geraldton, Ontario P0T 1M0

(hereinafter called "Theriault")

OF THE FIRST PART

AND:

BYRON G. COX, Trustee for BLUE HAWK VENTURES INC., a company duly incorporated under the laws of the State of Nevada, having an office at Unit 35, 12880 Railway Avenue, Richmond, BC, V7E 6G4

(hereinafter called "Cox” and “Blue Hawk, respectively)

OF THE SECOND PART

WHEREAS:

A.
Theriault is the sole beneficial owner of 100% of the right, title and interest in and to the Little Bear Mining Claims, which are situated in the Lac du Bonnet Mining Division, Manitoba, which mining claims are more particularly described in Schedule "A" attached hereto and forming part hereof (hereinafter together with any form of successor or substitute mineral tenure called the "Claims").

B.
The parties now wish to enter into an agreement with the understanding that the sole purpose of the said agreement is to explore for and establish a mineable orebody on the Little Bear Lake Property and bring it to production. With this objective in mind, Theriault grants to Blue Hawk the exclusive right and option to acquire an undivided 100% of the right, title and interest in and to the Claims on the terms and conditions as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual promises, covenants and agreements herein contained, the parties hereto agree as follows:

1.	INTERPRETATION

1.1	In this Agreement:

	(a)	"Effective Date" means the date that both parties have signed this Agreement;

	(b)	"Mineral Products" means the products derived from operating the Claims as a mine.

(c)
"Net Smelter Returns" means the net proceeds received by Blue Hawk from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Claims without encumbrances.

	(d)	"Option" means the option granted by Theriault to Blue Hawk pursuant to Section 3.

(e)
"Operating the Claims as a mine" or "Operation of the Claims as a mine" means any or all of the mining, milling, smelting, refining or other recovery of ores, minerals, metals or concentrates or values thereof, derived from the Claims.

(f)	"Royalty" means the royalty to be paid by Blue Hawk to Theriault pursuant to Subsection 9.1

(g)	"Dollars ($)" means legal currency of Canada.

2.	REPRESENTATIONS AND WARRANTIES

2.1	Cox and Blue Hawk represent and warrant to Theriault that:

	(a)	Blue Hawk is a body corporate duty incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

	(b)	Blue Hawk has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which Blue Hawk is a party; and

(d)
the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining thereto or of Blue Hawk's constating documents.

2.2	Theriault represents and warrants to Blue Hawk:

(a)
the Claims consist of the Little Bear Mineral Claims which have been duly and validly staked and recorded, are accurately described in Schedule "A", are presently in good standing under the laws of the jurisdiction in which they are located and, except as set forth herein, are free and clear of all liens, charges and encumbrances;

(b)
Theriault is the sole beneficial owner of a 100% interest in and to the Claims and has the exclusive right to enter into this Agreement and all necessary authority to dispose of an undivided 100% interest in and to the Claims in accordance with the terms of this Agreement;

(c)
no person, firm or corporation has any proprietary or possessory interest in the Claims other than Theriault and no person is entitled to any royalty or other payment in the nature of rent or royalty on any minerals, ores, metals or concentrates or any other such products removed from the Claims;

	(d)	neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which Theriault is a party or by which it is bound;

	(d)	the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto.

2.3
The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Claims by Blue Hawk and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation, warranty, covenant, agreement or condition made by the other party and contained in this Agreement.

3.	OPTION

3.1
Theriault hereby gives and grants to Blue Hawk the sole and exclusive right and option to acquire an undivided 100% of the right, title and interest of Theriault in and to the Claims, subject only to Theriault receiving the annual option payments, the shares, advance royalty payments and/or the net smelter Royalty of 3%, in accordance with the terms of this Agreement for and in consideration of the following:

	(a)	payment of $13,000 by Blue Hawk to Theriault on the Effective Date;

(b)
payment of $10,000 by Blue Hawk and the issuance of 25,000 shares in the capital of Blue Hawk to be allotted and issued to Theriault on December 31, 2003 upon the completion of a phase I exploration program as recommended by a competent geologist / engineer and submission of a satisfactory engineering report, a recommendation that a phase II exploration program be carried out on the Claims and written notice to Theriault that Blue Hawk will proceed to a phase II exploration program;

(c)
payment of $20,000 by Blue Hawk and the issuance of 25,000 shares in the capital of Blue Hawk to be allotted and issued to Theriault on December 31, 2004 upon the completion of a phase II exploration program as recommended by a competent geologist / engineer and submission of a satisfactory engineering report, a recommendation that a phase III exploration program be carried out on the Claims and written notice to Theriault that Blue Hawk will proceed to a phase III exploration program;

(d)
payment of $25,000 by Blue Hawk and the issuance of 25,000 shares in the capital of Blue Hawk to be allotted and issued to Theriault on December 31, 2005 upon the completion of a phase III exploration program as recommended by a competent geologist / engineer and submission of a satisfactory engineering report, a recommendation that a phase IV exploration program be carried out on the Claims and written notice to Theriault that Blue Hawk will proceed to a phase IV exploration program;

(e)
payment of $150,000 by Blue Hawk and the issuance of 25,000 shares in the capital of Blue Hawk to be allotted and issued to Theriault on December 31, 2006 upon the completion of a phase IV exploration program as recommended by a competent geologist / engineer and submission of a satisfactory engineering report, a recommendation that a phase V exploration program be carried out on the Claims and written notice to Theriault that Blue Hawk will proceed to a phase V exploration program;

3.2
Upon exercise of the Option, Blue Hawk agrees to pay Theriault, commencing January 1, 2007, the sum of $50,000 per annum for so long as Blue Hawk, or its trustee, hold any interest in the Claims and until production from the Claims commences. Failure to make any such annual payment or achieve production in the event a mineable orebody is discovered will require Blue Hawk to return the property to Theriault free and clear of liens, charges, and any encumbrances arising from the agreement.

4.	FINDERS’ FEE

4.1
In consideration for acting as a finder of the Claims between Theriault and Blue Hawk, a Finder’s Fee of 10% of any amount of monies or shares paid to Theriault under this Agreement shall be paid to David Duval, businessman, of 1269 McBride Street, North Vancouver, B.C. V7P 1G2 on the same day and under the same stipulations and in the proportionate amount of dollars or shares as is paid to Theriault.

5.	RIGHT OF ENTRY

5.1	Until such time as the Option has been exercised, Blue Hawk, its employees, agents and independent contractors, will have the sole and exclusive right and option to:

	(a)	enter upon the Claims;

	(b)	have exclusive and quiet possession thereof,

	(c)	do such prospecting, exploration, development or other mining work thereon and thereunder as Blue Hawk in its sole discretion may consider advisable;

	(d)	bring and erect upon the Claims such facilities as Blue Hawk may consider advisable.

6.	TERMINATION

6.1	Subject to Section 8, this Agreement and the Option will terminate:

	(a)	on the Effective Date, unless Blue Hawk has paid to Theriault the sum of $13,000;

	(b)	on January 01, 2004, unless on or before that date, Blue Hawk has paid to Theriault the further sum of $10,000 and caused to be issued 25,000 shares on he capital stock of Blue Hawk;

	(c)	on January 01, 2005, unless on or before that date, Blue Hawk has paid to Theriault the further sum of $25,000 and caused to be issued 25,000 shares on he capital stock of Blue Hawk;

	(d)	on January 01, 2006, unless on or before that date, Blue Hawk has paid to Theriault the further sum of $25,000 and caused to be issued 25,000 shares on he capital stock of Blue Hawk;

	(e)	on January 01, 2007, unless on or before that date, Blue Hawk has paid to Theriault the further sum of $150,000 and caused to be issued 25,000 shares on he capital stock of Blue Hawk;

	(f)	on January 1 of each and every year, commencing on January 1, 2008, unless Blue Hawk has paid to Theriault the sum of $50,000 on or before that date.

7.		COVENANTS OF THERIAULT

7.1		Theriault will:

	(a)	not do any act or thing which would or might in any way adversely affect the rights of Blue Hawk hereunder;

(b)
make available to Blue Hawk and its representatives all records and files in the possession of Theriault relating to the Claims and permit Blue Hawk and its representatives at its own expense to take abstracts therefrom and make copies thereof; and

	(c)	promptly provide Blue Hawk with any and all notices and correspondence from government agencies in respect of the Claims.

8.		COVENANTS OF BLUE HAWK

8.1		Blue Hawk will:

(a)
keep the Claims free and clear of all liens, charges and encumbrances arising from their operations hereunder and in good standing by the doing and filing of all necessary work and by the doing of all other acts and things and making all other payments which may be necessary in that regard;

(b)
permit Theriault, or its representatives duly authorized by it in writing, at their own risk and expense, access to the Claims at all reasonable times and to all records prepared by Blue Hawk in connection with work done on or with respect to the Claims;

(c)
conduct all work on or with respect to the Claims in a careful and minerlike manner and in compliance with all applicable federal, provincial and local laws, rules, orders and regulations, and indemnify and save Theriault harmless from any and all claims, suits, actions made or brought against it as a result of work done by Blue Hawk on or with respect to the Claims; and

	(d)	obtain and maintain, or cause any contractor engaged hereunder to obtain and maintain, during any period in which active work is carried out hereunder, adequate insurance.

9.		EXERCISE OF OPTION

9.1		Once Blue Hawk has incurred the exploration expenditures, and made the payments set out in Section 3.1, Blue Hawk will, subject to the right of Theriault to receive the Royalty and the obligation of Blue Hawk to make the annual payments set out in Section 3.2, own an undivided 100% of Theriault's right, title, and interest in and to the Claims.

10.	ROYALTY

10.1	Blue Hawk will pay to Theriault an annual royalty equal to three percent (3%) of Net Smelter Returns, subject to Section 9.4.

10.2
After the exercise of the Option, payment of the Royalty will be made quarterly within 30 days after the end of each yearly quarter based upon a year commencing on the 1st day of January and expiring on the 31st day of December in any year in which production occurs. Within 60 days after the end of each year for which the Royalty is payable, the records relating to the calculation of Net Smelter Returns for such year will be audited by Blue Hawk and any adjustments in the payment of the Royalty will be made forthwith after completion of the audit. All payments of the Royalty for a year will be deemed final and in full satisfaction of all obligations of Blue Hawk in respect thereof if such payments or calculations thereof are not disputed by Theriault within 60 days after receipt by Theriault of the said audit statement. Blue Hawk will maintain accurate records relevant to the determination of Net Smelter Returns and Theriault, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

11.	AREA OF MUTUAL INTEREST

11.1
In the event that Blue Hawk, either directly or indirectly during the currency of this Agreement stakes any mineral claims or other mining property or acquires any interest in property(ies) contiguous to the Claims or lying within one (1) kilometre of any of the existing Claims, or any part thereof, it shall notify Theriault in writing as to the details of such staking and such minerals claims or mining property so staked will be deemed to be part of the Claims for the purposes of this Agreement and the costs of such staking shall be paid by Blue Hawk.

11.2
Notwithstanding anything herein contained, no mineral claims or other mining property or any interest lying outside of an area therein contiguous to the Claims or lying within two (2) kilometres of the Claims shall become part of or subject to this Agreement.

11.3
In the event that Theriault, either directly or indirectly during the currency of this Agreement stakes or acquires, including by way of an option, any mineral claims or other mining property or acquires any interest in mineral claims or mining property contiguous to the Claims or lying within two (2) kilometres of any of the existing Claims, or any part thereof, he shall notify Blue Hawk in writing as to the details of such staking or acquisition and the cost thereof and if Blue Hawk so notifies Theriault within thirty (30) days after receiving notice of such details that it wishes such minerals claims or mining property to become part of the Claims, then the mineral claims or mining property so staked or acquired will be deemed thereafter to be part of the Claims for the purposes of this Agreement and the costs of such staking or acquisition shall be paid by Blue Hawk.

11.4
In the event that Blue Hawk does not consent to such mineral claims or mining property becoming part of the Claims, then Theriault shall be entitled to hold such mineral claims or mining property free of the terms of this Agreement.

11.5	Blue Hawk reserves the right to acquire mineral claims or mining property for its own right and account outside the two (2) kilometre area of interest. In the event that Blue Hawk acquires by staking or by option any mineral claims or mining property outside the two (2) kilometre area of interest, Blue Hawk shall be entitled to hold such mineral claims or mining property free of the terms of this Agreement.

12.	OBLIGATIONS OF BLUE HAWK AFTER TERMINATION

12.1	In the event of the termination of the Option, Blue Hawk will:

(a) leave the Claims in good standing for a minimum of one (1) year under all applicable legislation, free and clear of all liens, charges and encumbrances arising from this Agreement or their operations hereunder and in a safe and orderly condition;

(b)
deliver to Theriault within 60 days of its written request a comprehensive report on all work carried out by Blue Hawk on the Claims (limited to factual matter only) together with copies of all maps, drill logs, assay results and other technical data compiled by Blue Hawk with respect to the Claims;

(c)
have the right, and obligation on demand made by Theriault, to remove from the Claims within six (6) months of the effective date of termination all facilities erected, installed or brought upon the Claims by or at the instance of Blue Hawk provided that at the option of Theriault, any or all of facilities not so removed will become the property of Theriault; and

(d) deliver to Theriault a duly executed transfer in registrable form of an undivided 100% right, title and interest in and to the Claims in favour of Theriault, or his nominee.

13.	TRANSFER OF TITLE

13.1
Upon the request of Blue Hawk, Theriault will deliver to Blue Hawk a duly executed transfer in registrable form of an undivided 100% of Theriault's right, title and interest in and to the Claims in favour of Blue Hawk which Blue Hawk will be entitled to register against title to the Claims provided that transfer of legal title to the Claims as set forth in this Subsection 11.1 is for administrative convenience only and beneficial ownership of an undivided 100% interest in the Claims will pass to Blue Hawk only in accordance with the terms and conditions of this Agreement.

14.	REGISTRATION OF AGREEMENT

14.1	Notwithstanding Section 11 of this Agreement, Blue Hawk or Theriault will have the right at any time to register this Agreement or a Memorandum thereof against title to the Claims.

15.	DISPOSITION OF CLAIM

15.1
Blue Hawk may at any time sell, transfer or otherwise dispose of all or any portion of its interest in and to the Claims and this Agreement provided that, at any time, Blue Hawk has first obtained the consent in writing of Theriault, such consent not to be unreasonably withheld and further provided that, at any time during the currency of this Agreement, any purchaser, grantee or transferee of any such interest will have first delivered to Theriault its agreement related to this Agreement and to the Claims, containing:

(a) a covenant with Theriault by such transferee to perform all the obligations of Blue Hawk to be performed under this Agreement in respect of the interest to be acquired by it from Blue Hawk, and

(b) a provision subjecting any further sale, transfer or other disposition of such interest in the Claims and this Agreement or any portion thereof to the restrictions contained in this Subsection 13.1.

15.2
The provisions or Subsection 13.1 of this Agreement will not prevent either party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company.

16.		ABANDONMENT OF PROPERTY

16	.l
Blue Hawk shall have the unfettered right at any time after the exercise of the Option to abandon all or any part of its interest in the Claims. In exercising this right, Blue Hawk will deliver to Theriault duly executed recordable transfers of its interest in such part or parts of the Claims, such part or parts to be in good standing for at least one year beyond the date of delivery of such transfers and to be free and clear of all liens, charges, and encumbrances arising from the operations of Blue Hawk or its agents or subcontractors hereunder.

17.		CONFIDENTIAL NATURE OF INFORMATION

17.1
The parties agree that all information obtained from the work carried out hereunder and under the operation of this Agreement will be the exclusive property of the parties and will not be used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority having jurisdiction, or with the written consent of both parties, such consent not to be unreasonably withheld. Notwithstanding the foregoing, it is understood and agreed that a party will not be liable to the other party for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

18.		FURTHER ASSURANCES

18.1
The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

19.		NOTICE

19.1
Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and will be given by the delivery or the same or by mailing the same by prepaid registered or certified mail in each case addressed as follows:

(a) if to Ozias Theriault
P.O. Box 905
Geraldton, Ontario P0T 1M0

(b) if to Blue Hawk Ventures Inc.
Unit 35, 12880 Railway Avenue
Richmond, BC V7E 6G4
Attention: Brian C. Doutaz or Byron G. Cox

19.2
Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the tenth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received.

19.3
Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice hereunder.

20.	HEADINGS

20.1	The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

21.	DEFAULT

21.1
If any party (a "Defaulting Party") is in default of any requirement herein set forth other than the provisions of Section 5 for which notice of default need not be given, the party affected by such default will give written notice to the defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected party the Defaulting Party has cured the default by the appropriate performance and if the Defaulting Party fails within such period to cure any such default, the affected party will be entitled to seek any remedy it may have on account of such default.

22.	PAYMENT

22.1
All references to monies hereunder will be in Canadian funds except where otherwise designated. All payments to be made to any party hereunder will be mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Canada as such party may designate from time to time by written notice. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receiving such payment.

23.	ENUREMENT

23.1	Subject to Section 13, this Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

24.	TERMS

24.1	The terms and provisions of this Agreement shall be interpreted in accordance with the laws of British Columbia.

25.	FORCE MAJEURE

25.1
No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "Intervening Event").

25.2
All time limits imposed by this Agreement, other than those imposed by Section 5, will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in Subsection 23.1.

25.3
A party relying on the provisions of Subsection 23.1 will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

26.	ENTIRE AGREEMENT

26.1
This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

27.	TIME OF ESSENCE

27.1	Time will be of the essence in this Agreement.

28.	ENFORCEMENT OF AGREEMENT

28.1	The covenants, promises, terms and conditions contained herein will be binding upon the parties jointly and severally and may be enforced by each as against each other inter se.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

OZIAS THERIAULT

/s/ Ozias Theriault
________________________________________________

BLUE HAWK VENTURES INC.

Per:__/s/ Byron G. Cox__________________________________
      by its Authorized Trustee, Byron G. Cox

SCHEDULE "A"

This is SCHEDULE "A" to an Option To Purchase And Royalty Agreement made as of the 23rd day of September, 2002 between OZIAS THERIAULT and BLUE HAWK VENTURES INC.

Little Bear Lake Claims: Lac du Bonnet Mining Division
Claim Number	Claim Name	Expiry Date	Hectares per claim
MB2822	Meagan 1	November 22, 2003	32
MB2823	Meagan 2	November 22, 2003	32
MB2821	Meagan 8	October 17, 2003	160
MB2021	Iris 1	March 7, 2004	128
MB2020	Iris 2	March 7, 2004	224
W53681	Iris 3	December 23, 2003	144
MB3189	Iris 4	October 14, 2003*	224
MB3190	Iris 5	October 14, 2003*	256
MB3181	Iris 6	October 14, 2003*	128
MB2819	Iris 7	October 17, 2003	144
MB2818	Iris 8	October 17, 2003	96
MB2824	Viola 1	November 22, 2003	32

* + 60 days

Exhibit 10.2

TRUST AGREEMENT

THIS AGREEMENT made as of the 23rd day of September, 2002.

BETWEEN:

BLUE HAWK VENTURES, INC., a company duly incorporated under the laws of the State of Nevada and having an office at Unit 35, 12880 Railway Avenue, Richmond, B.C., V7E 6G4

(hereinafter called "Blue Hawk")

OF THE FIRST PART

AND:

BYRON G. COX, businessman, having an office at 595 Hornby Street, Suite 600, Vancouver, B.C., V6C 1A4

(hereinafter called the "Trustee")

OF THE SECOND PART

WHEREAS:

A.
Blue Hawk is desirous of acquiring an option to purchase and explore certain mineral claims in the Province of Manitoba but does not wish to incur the cost or liability incurred through the establishment of a subsidiary foreign corporation at this early stage of its corporate development;

B.
Trustee is willing and legally capable of acting as a trustee for Blue Hawk to holding the mineral claims on behalf of Blue Hawk until such time as the initial three phase exploration program is completed and the Company is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;

C.
Blue Hawk and the Trustee are prepared to enter into an option to purchase and royalty agreement with Ozias Theriault, prospector, who is the sole beneficial owner of 100% of the right, title and interest in and to the Little Bear Mining Claims, which are situated in the Lac du Bonnet Mining Division, Manitoba, which mining claims are more particularly described in Schedule "A" attached hereto (hereinafter called the "Claims"); and

D.	Blue Hawk and Trustee now wish to enter into a trust agreement whereby Trustee would hold title in trust for Blue Hawk to the Claims on the terms and conditions as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual promises, covenants and agreements herein contained, the parties hereto agree as follows:

1.	REPRESENTATIONS AND WARRANTIES

1.1	Blue Hawk represents and warrants to Trustee that:

(a) Blue Hawk is a body corporate duty incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction; and

(b) Blue Hawk has full power and authority to carry on its business and to enter into this
Agreement and any agreement or instrument referred to or contemplated herein.

1.2	Trustee represents and warrants to Blue Hawk:

(a) Trustee is legally capable and has the full power and authority to carry on as a trustee and to hold the mineral claims as a trustee on behalf of Blue Hawk and to enter into this
Agreement and any agreement or instrument referred to or contemplated herein.

1.3	The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation, warranty, covenant, agreement or condition made by the other party and contained herein.

2.	TERMINATION

2.1	This Agreement will terminate on:

(a)
December 31, 2006, unless on or before that date, Blue Hawk terminates in writing that certain Option To Purchase And Royalty Agreement dated September 23, 2002 between Ozias Theriault, Byron G. Cox and Blue Hawk Ventures, Inc.

(b) on the date that Blue Hawk terminates in writing the Option To Purchase And Royalty Agreement; or

(c) the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

3.	COVENANTS OF BLUE HAWK

3.1
Blue Hawk will keep the Claims free and clear of all liens, charges and encumbrances arising from their operations hereunder and in good standing by the doing and filing of all necessary work and by the doing of all other acts and things and making all other payments which may be necessary in that regard.

4.	COVENANTS OF TRUSTEE

4.1	Trustee will not do any act or thing which would or might in any way adversely affect the rights of Blue Hawk hereunder.

5.	FURTHER ASSURANCES

5.1
The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

6.	NOTICE

6.1	Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and will be given by the delivery or facsimile transmission or the same or by mailing the same by prepaid registered or certified mail in each case addressed as follows:

(a)	if to Blue Hawk Ventures, Inc.
Unit 35, 12880 Railway Avenue
Richmond, BC V7E 6G4
Attention: Brian C. Doutaz

(b)	if to Byron G. Cox
595 Hornby Street, Suite 600
Vancouver, BC V6C 1A4

6.2
Any notice, direction or other instrument aforesaid will, if delivered by courier or facsimile transmission, be deemed to have been given and received on the next business following the day on which it was delivered or sent by facsimile, and if mailed, be deemed to have been given and received on the tenth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received.

6.3
Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice hereunder.

7.	HEADINGS

7.1	The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

8.	ENUREMENT

8.1	This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.	TERMS

9.1	The terms and provisions of this Agreement shall be interpreted in accordance with the laws of British Columbia.

10.	ENTIRE AGREEMENT

10.1
This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

11.	TIME OF ESSENCE

11.1	Time will be of the essence in this Agreement.

12.	ENFORCEMENT OF AGREEMENT

12.1	The covenants, promises, terms and conditions contained herein will be binding upon the parties jointly and severally and may be enforced by each as against each other inter se.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

BLUE HAWK VENTURES, INC.

Per: _/s/ Brian C. Doutaz______________________
      by its Authorized Signatory

/s/ Byron G. Cox
_________________________________________

BYRON G. COX

This is SCHEDULE "A" to a Trust Agreement made as of the 23RD day of September, 2002 between BLUE HAWK VENTURES, INC. and BYRON G. COX

Little Bear Lake Claims: Lacdu Bonnet Mining Division
Claim Number	Claim Name	Expiry Date	Hectares per claim
MB2822	Meagan 1	November 22, 2003	32
MB2823	Meagan 2	November 22, 2003	32
MB2821	Meagan 8	October 17, 2003	160
MB2021	Iris 1	March 7, 2004	128
MB2020	Iris 2	March 7, 2004	224
W53681	Iris 3	December 23, 2003	144
MB3189	Iris 4	October 14, 2003*	224
MB3190	Iris 5	October 14, 2003*	256
MB3181	Iris 6	October 14, 2003*	128
MB2819	Iris 7	October 17, 2003	144
MB2818	Iris 8	October 17, 2003	96
MB2824	Viola 1	November 22, 2003	32

* + 60 days

Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

Securities and Exchange Commission
Washington, DC

We consent to the use in this Registration Statement of Blue Hawk Ventures, Inc. on Form 10-SB, Amendment 2, of our report dated April 24, 2003, appearing in the Prospectus and the Selected Financial Data, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

Cordovano and Harvey, P.C.
Denver, Colorado
April 24, 2003

Exhibit 23.2

Securities & Exchange Commission,
Washington, D.C.

AUTHOR’S CONSENT

I, David J. Busch, P. Geo., of Lot 4, Block 2, Bissett, in the Province of Manitoba, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of my “An Evaluation Of The Little Bear Property, Winnipeg River Plutonic Complex, Manitoba” report dated November 08, 2002, appearing in the Registration Statement. I also consent to the reference to me under the heading “Experts” in such registration statement.

          /s/     “David J. Busch”

David J. Busch, P. Geo..
Lot 4, Block 2,
Bissett, Manitoba

November 08, 2002

1

Exhibit 23.3

Securities & Exchange Commission,
Washington, D.C.

CONSENT OF CORDIAL RESOURCES LTD.

I, FREDERICK SANDERFORD, President of Cordial Resources Ltd., a private British Columbia company, of 1480 – 885 West Georgia Street, Vancouver, British Columbia, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of any and all information pertaining to the Little Bear Lake Claims previously provided to or by Cordial Resources Ltd., or which was determined as a result of work on behalf of Cordial Resources Ltd. by R. A Bernatchez, P. Eng. as quoted by Mr. Bernatchez in his Qualifying Report On The Bear Lake Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet, Mining Division, Manitoba dated October 30, 1997, appearing in the prospectus, which is part of this Registration Statement.

          /s/     “Frederick Sanderford”

Frederick Sanderford
President, Cordial Resources Ltd.

1480 – 885 West Georgia Street,
Vancouver, B.C. V5C 3E8
April 24, 2003

Exhibit 23.4

Securities & Exchange Commission,
Washington, D.C.

AUTHOR’S CONSENT

I, R. A. Bernatchez, P. Eng., of 126 Willow Road, Atitokan, Ontario, do hereby consent to the use in this registration statement of Blue Hawk Ventures, Inc. on Form 10-SB of references to my “Qualifying Report On The Little Bear Property in the Cat Lake – Bernic Lake Area, Lac Du Bonnet Mining Division, Manitoba” dated October 30, 1997, appearing in the Registration Statement. I also consent to the reference to me under the heading “Experts” in such registration statement.

          /s/     “Raymond A. Bernatchez”

Raymond A. Bernatchez
126 Willow Road,
Atitokan, Ontario

April 25, 2003

1

Exhibit 99.1

AN EVALUATION OF THE

LITTLE BEAR PROPERTY

WINNIPEG RIVER PLUTONIC COMPLEX
MANITOBA

NTS 52L12

By: David J. Busch B.A., B.Sc. (hons.), P.Geo.

For: Blue Hawk Ventures Inc.

Nov. 8, 2002

Prepared by DAVID J. BUSCH 08/11/2002

2

TABLE OF CONTENTS	PAGE

SUMMARY	3
INTRODUCTION	3
DISCLAIMER	4
LOCATION AND PROPERTY DESCRIPTION	5
ACCESSIBILITY, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY	5
EXPLORATION HISTORY	6
GEOLOGICAL SETTING	8
REGIONAL GEOLOGY	8
PROPERTY GEOLOGY	8
DEPOSIT TYPES	8
MINERALIZATION ON THE LITTLE BEAR PROPERTY	10
WORK ON PROPERTY BY BLUE HAWK VENTURES INC.	10
CONCLUSIONS AND RECOMMENDATIONS	11
REFERENCES AND SOURCES OF INFORMATION	13

LIST OF TABLES
TABLE 1 CLAIM STATUS	5
TABLE 2 EXPLORATION HISTORY	7

LIST OF FIGURES
FIGURE 1 - LOCATION OF LITTLE BEAR PROJECT	4

APPENDICES
APPENDIX I CERTIFICATE OF AUTHOR	15

Prepared by DAVID J. BUSCH 08/11/2002

3

SUMMARY

This report documents and evaluates exploration results on a mineral property under option by Blue Hawk Ventures Inc. The property is in NTS 52L12 in the archean Winnipeg River Plutonic terrane of Manitoba near Lac du Bonnet and is held under an option from Mr. Ozias Theriault.

The Little Bear property consists of 12 claim blocks and covers 3954 acres. The property lies within the Winnipeg River Plutonic terrane and rocks on the property consist of quartz diorite and granite of the Maskwa pluton. Work on the property by previous operators can only be viewed as preliminary in light of current exploration thinking and methodologies.

The author concludes that the property has untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the property to identify and test targets for gold mineralization.

INTRODUCTION

The author was requested by Mr. Byron G. Cox, President of Blue Hawk Ventures Inc. to prepare an evaluation and if warranted make recommendations for further work on the company's Little Bear property in compliance with standards set out in the Canadian National Instrument 43-101F1.

Blue Hawk Ventures Inc. is a start-up exploration stage company planning to undertake exploration for gold on a property it has optioned in the Lac du Bonnet area of Manitoba. Blue Hawk Ventures Inc. is incorporated in the state of Nevada and planning to file a registration statement with the Securities and Exchange Commission (SEC) prior to seeking a quotation on the NASD OTC-BB (Over the Counter- Bulletin Board).

The author is a Professional Geoscientist and has been a consultant to the mineral exploration industry for 20 years. The author has particular experience in exploring for and developing Archean lode gold deposits as well as volcanic and carbonate hosted base metals. The author visited the property on November 4th 2002 to familiarize himself with access and general topography and geology.

     In preparing this report, the author relied on geological reports and maps, miscellaneous papers, published government reports, assessment file documents and other public information listed in the "Sources of Information" section at the end of this report.

DISCLAIMER

     Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.).

     The author has assumed that all information and technical documents reviewed and listed in the "References and Sources of Information" are accurate and complete in all material aspects. While the author carefully reviewed this information, the author has not conducted an independent investigation to verify their accuracy or completeness.

     The author reserves the right, but will not be obligated to revise this report and conclusions if additional information becomes known subsequent to the date of this report.

For information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

Prepared by DAVID J. BUSCH 08/11/2002

4

FIGURE 1 LOCATION OF LITTLE BEAR PROJECT

LOCATION AND PROPERTY DESCRIPTION

The general project location is shown in Figure 1. The property is located on NTS 50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 3954 acres. The individual claims are shown with details in Table 1.

Blue Hawk Ventures Inc. has acquired an option from the claim holder to purchase a 100% interest in the property subject to cash payments $218,000 (CA) and 25,000 shares in the capital stock of Blue Hawk Ventures Inc. The claim holder retains a 3% net smelter royalty. After January 1, 2007 payments of $50,000 per year are to be made as advance royalties to the claim holder so long as Blue Hawk Ventures Inc. retains any interest in the property. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option to Purchase and Royalty Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk Ventures Inc. and Byron G. Cox. The author of this report has reviewed copies of both agreements.

     There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the property.
There are no disputes as to title or liens registered on the property.

TABLE 1 CLAIM STATUS

CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY	AREA HECTARES	AREA ACRES
Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79
Iris 1	MB 2021	Ozias Theriault	07/03/2004	128	316
Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356
Iris 2	MB 2020	Ozias Theriault	07/03/2004	224	554
Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79
Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237
Megan 8	MB 2321	Ozias Theriault	17/10/2003	160	395
Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554
Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79
Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356
Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316
Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633
			TOTAL	1600	3954

Prepared by DAVID J. BUSCH 08/11/2002

5

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

     The property is located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba. The town of Lac du Bonnet offers full amenities and infrastructure. The property can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the property by logging operations. The unmaintained haul roads cover a distance of 6 miles to the property. These roads would require some upkeep to be usable during the summer months. The property can also be accessed by float or ski equipped plane from Lac du Bonnet.

     The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A1983 forest fire burned most of the higher ground leaving the ridges largely bare.

     The climate is typical mid latitude continental. Field operations are possible year round with access restricted during winter freeze-up and spring thaw.

EXPLORATION HISTORY

     Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics as well as prospecting. For clarity, a summary of exploration and results are provided in tabular form in Table 2.

     The airborne magnetic - electromagnetic survey flown by Aerodat Inc. in 1997 provides high quality total field and vertical gradient magnetic data for the entire property. The Very Low Frequency and Coplanar electromagnetic surveys responded primarily to surficial conductivity contrasts in the overburden and are of marginal value.

Prepared by DAVID J. BUSCH 08/11/2002

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TABLE 2 EXPLORATION HISTORY

YEAR	CO. NAME	Vein	Mapping/Prospecting/Trenching	Drilling		Geophysics	Comments
				No. holes	Feet		
1924	Prospectors						Initial gold discovery
1928	Bear Lake Mines Ltd.		Silver Fox, Latwis, Gold Plate, Fisher				
1934	Reward Mining Co.		Silver Fox				Grade of 0.98 oz/ton over 21" along strike length of 215' from channel sampling.
1935	Bailor Gold Mines Ltd.	Silver Fox					
1946	Bear Lake Gold Mines Ltd.	Silver Fox		?	655		Narrow widths, 'good grade' reported
		Latwis / Silver Fox		?	102		
1950	Eco Exploration Co. Ltd.	Jet	Jet	2	214		Low gold values over narrow widths'
1962	Norway Lake Iron Mines Ltd.		Jet, Silver Fox, Molson & Treasure	?	1226		Bulk samples
1973	International Obaska Mines Ltd.	Treasure		3	?		Results not known
1981	Highwood Resources Ltd.					Ground magnetometer (total field & vertical grad.) VLF EM	25 line mile grid cut
1986	Abermin Corp	All	All			Prospecting, mapping, trenching, sampling, humus soil geochem, grid cutting, magnetometer and VLF surveys	Comprehensive exploration program.
1994	Ozias Theriault & Dennis Fontaine		Treasure, Molson, Rush, Silver Fox, Latwis, Gold Plate, Black Bear & Fontaine				New vein found (Fontaine)
1995	Ozias Theriault & Raymond Bernatchez		General prospecting, NE Creek & Meagan				New veins found (NE Creek & Meagan)
1997	Cordal Resources Ltd. (Raymond A. Bernatchez)		Treasure, Silver Fox, Jet, Gold Plate, Fontaine, Maskwa North, Northeast, Central, Oz			Airborne Magnetometer and Electromagnetic survey	Survey completed by Aerodat, new veins located by prospecting.
			TOTAL ??	5	2197

08/11/2002 Prepared by DAVID J. BUSCH

7

GEOLOGICAL SETTING

REGIONAL GEOLOGY

     The property is located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

The Winnipeg River Plutonic terrain is dated at 3.5 billion years before present (Sanborn-Barrie et al., 2001) and was formed during the very early crustal evolution of the earth. Rocks in this terrane consist of a wide variety of granitic plutonic rocks.

     Rocks flanking the Winnipeg River Terrane consist of archean gneissic and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present.

     Considerable age dating has been undertaken in the last ten years on rocks within the Uchi Volcanic terrane, Sanborn-Barrie et al., 2001. These studies have improved the understanding of the relationships between various rocks within the Uchi Volcanic Terrane. Very little age dating has been completed in the Bird River Volcanic terrane. The relationship between the Bird River Volcanic Terrane and the Maskwa pluton is uncertain, as are age relationships between the Bird River and Uchi Volcanic Terranes.

PROPERTY GEOLOGY

     The Little Bear property lies near the centre of the Maskwa pluton. The pluton has two dominant phases, an early coarse grained granodiorite and a later coarse grained granite. All rocks on the property are of greenshist metamorphic grade.

     Several linear zones of shearing trend across the property. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

DEPOSIT TYPES

     A number of gold deposits have been successfully developed within Archean plutonic terrains similar to that underlying the Little Bear property.

These include:

  Silidor mine that was operated by Cambior Inc. in the Powell pluton of Quebec
  Ferderber mine that was operated by Belmoral Mines in the Bourlamaque batholith in Quebec
  Red Lake Gold Shore mine that produced from the Dome Stock in the Red Lake camp of Ontario

     In addition to these past producing mines very significant gold deposits have been outlined in this setting. One of the most notable of these is the Hammond Reef Deposit in the Sawbill - Atikokan area of Ontario. While not currently economic, this deposit clearly indicates that gold mineralization in a plutonic setting can occur at a scale that would make it an attractive exploration target type.

     All of these deposits occur in linear structural trends well within large granitic plutons. The structures typically represent large sheared or deformed zones and have been altered. Veins and locally wall rock within portions of these shears contain sulfides and gold mineralization. The gold bearing shears have commonly been the focus of mafic and felsic dike intrusions. The intrusive dikes along these shears are often locally sheared suggesting they were emplaced near the time of shearing.

     Exploration on the Little Bear property should utilize techniques that will identify the most prospective sections of the linear trends. Thin and near continuous till cover on the property suggests it may

Prepared by DAVID J. BUSCH 08/11/2002

8

be an effective sampling medium. Gold grain counts and descriptions of the heavy mineral fraction of tills offers an effective approach in identifying the most prospective segments of the known structures and new zones of potential gold mineralization.

     There has been no significant gold produced from the Bird River Volcanic belt.

MINERALIZATION ON LITTLE BEAR PROPERTY

     There has been no known mineral production from the Little Bear property. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes.

     The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the property. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief. The north and south boundaries of this fault zone are evident from the magnetic survey.

WORK ON PROPERTY BY BLUE HAWK VENTURES INC.

     Blue Hawk Ventures Inc. has not carried out any exploration on the property since acquiring the option.

CONCLUSIONS AND RECOMMENDATIONS

The following conclusions are based on the author's observations and evaluation of the data available and presented in this report:

  The property may host a number of gold bearing veins.

  The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the property regardless of outcropping.

  Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the property including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.

  Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, it is the author's opinion that potential for possibly economic gold deposits exists on the Little Bear property of Blue Hawk Ventures Inc. It is also the author's opinion that this potential warrants the following recommendations:

  An initial screening of the Little Bear property with till sampling is recommended. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Tills samples (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. Overburden Drilling Management is one of the few companies offering this type of gold grain analysis on a commercial basis. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.

Prepared by DAVID J. BUSCH 08/11/2002

9

  All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.

  Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.

  Should targets of interest be generated from the above work testing by diamond drilling should be undertaken.

Costs associated with the above recommendations are estimated below:

Prepared by DAVID J. BUSCH 08/11/2002

10

REFERENCES AND SOURCES OF INFORMATION

Aerodat Inc. 1997
Report on a Combined Helicopter-Borne Magnetic, Electromagnetic and VLF-EM Survey; Rock
Ridge and Little Bear Lake Properties; Lac du Bonnet Area, Manitoba

Bernatchez R. A. 1997
A Qualifying Report on the Little Bear Lake Property in the Cat Lake - Bernic Lake Area, Lac du
Bonnet Mining Division, Manitoba

Birse, D.J. 1928
Report on the Silver Fox, Latwis, Fisher and Gold Plate mining claims in the Bear Lake district of
Manitoba; for Bear Lake Mines Ltd.

1946 Report on Bear Lake Gold Mines Limited

Bull, W.J. 1928
Report on Bear Lake Mines Ltd.

Candy, C., White G.E. 1986
Geophysical Report on the Data Procession and Interpretation of a VLF-Electromagnetic Survey;
Maskwa Lake Area, Southeastern Manitoba; Report for Abermin Corp.

Colvine A.C., Fyon J.A., Heather K.B., Marmont S., Smith P.M., Troop D.G. 1988
Archean Lode Gold Deposits in Ontario; Ontario Geological Survey, Mines and Minerals
Division, Miscellaneous Paper 139 1988

Colvine A.C., Andrews A.J., Cherry M.E., Durocher M.E., Fyon A.J., Lavigne, Jr., M.J.,
Macdonald A.J., Marmont S., Poulsen K.H., Springer J.S., and Troop D.G.
An Integrated Model for the Origin of Archean Lode Gold Deposits, Ontario Geological Survey,
Open File Report 5524 1984

Hood W.C. 1985
Report on the Black Beaver Claims in the Maskwa Lake Area; Southeastern Manitoba;
Report for Highwood Resources Ltd.

Oja, R. V.	Maskwa Lake property of Norway Lake Iron Mines Ltd.

Panagapko, D.A, Chackowsky, L, Lenton, P. Bailes, A.H. Corkery, T.C. Poulsen
K.H., Brommecker, R.
Geoscience Data Compilation for Southeastern Manitoba
Manitoba Geological Survey, Open File Report OF2001-8

Pentland Firth Ventures Ltd.
Hamond Reef Property (Sawbill District; Atikokan Ont. Area)
New Release dated July 14, 1997.

Poulsen K.H., Weber W., Brommecker R. And Seneshen D.N. (1996)
Lithostratigraphic Assemblage and Structural Setting of Gold Mineralization in the
Lake Greenstone Belt, Manitoba Geological Association of Canada Field Trip Guidebook
Trip A4)

Ried, D.F., Smee, B.W., Hood W.C. 1986
Final Report on the Black Beaver Project; 1986 Exploration Program For Abermin Corporation

Sanborn-Barrie M., Skulski T., Parker J.
Geological Survey of Canada Current Research 2001-C19
Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ont.

Stott, G.M. and Corfu,F. 1991
Uchi Subprovince; Geology of Ontario, Ontario Geological Survey,
Special Volume 4, Part 1, p145-236.

Prepared by DAVID J. BUSCH 08/11/2002

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APPENDIX I

CERTIFICATE OF AUTHOR

I, David J. Busch, P.Geo, am a Professional Geoscientist
(President, of Westshield Consulting Limited) of
Lot 4 Block 2, Bissett in the province of Manitoba

I am:
a member of the Association of Professional Engineers and Geoscientists of Manitoba;

I graduated Lakehead University with a Bachelor of Arts degree in 1970 and an Honours Bachelor of Science degree in geology in 1974. I have practiced my profession continuously since 1974.

Since 1974 I have been involved in:
mineral exploration and evaluation of deposits for gold, copper, lead-zinc and uranium throughout Canada.

As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am presently a Consulting Geologist and have been so continuously since October, 1982.

I visited the property on November 4th 2002 and have spent the last 20 years conducting exploration in this area of Manitoba.

This report was prepared by myself.

In the disclosure of information relating to permitting, legal, title, action and related issues I have relied on information provided to me by Blue Hawk Ventures Inc. and disclaim responsibility for such information.

I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

I am independent of Consolidated Blue Hawk Ventures Inc in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Winnipeg, Manitoba, this 8th day of November, 2002.

/s/	"David J. Busch"

David J. Busch

Prepared by DAVID J. BUSCH 08/11/2002